Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

AWOL Outdoors, Inc d/b/a Camp365
7640 Washington Avenue South
Eden Prairie, MN 55344
www.camp365.com

Up to $1,069,998.80 in Non-Voting Common Stock at $0.65
Minimum Target Amount: $9,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: AWOL Outdoors, Inc d/b/a Camp365
Address: 7640 Washington Avenue South, Eden Prairie, MN 55344
State of Incorporation: WI
Date Incorporated: July 15, 2009

Terms:

Equity

Offering Minimum: $9,999.60 | 15,384 shares of Non-Voting Common Stock
Offering Maximum: $1,069,998.80 | 1,646,152 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $0.65
Minimum Investment Amount (per investor): $237.25

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based:

$500 | Backyard Camping

Invest $500 and receive additional 3% Bonus Shares + one raffle entry to win a free Camp365 + a reservation discount of $250 on a New Model Camp365.

$1,000 | Weekend Getaway

Invest $1,000 and receive additional 7% Bonus Shares + two raffle entries to win a free Camp365 + a reservation discount of $500 on a New Model Camp365.

$2,500 | Road Trip

Invest $2,500 and receive additional 10% Bonus Shares + five raffle entries to win a free Camp365 + a reservation discount of $1,250 on a New Model Camp365.

$5,000 | Cross Country Trip

Invest $5,000 and receive additional 15% Bonus Shares + ten raffle entries to win a free Camp365 + a reservation discount of $2,500 on a New Model Camp365.

$10,000 | Camper Life

Invest $10,000 and receive additional 20% Bonus Shares + twenty raffle entries to win a free Camp365 + a reservation discount of $5,000 on a New Model Camp365.

*Reservation discount is only for New Model Camp365 purchases through our distribution dealers or directly from Camp365. The Reservation discount is only valid until 12/31/2021. The discount is paid within 2 weeks of purchase delivery/pick-up of the Camp365 unit and is paid by the manufacturer.

The raffle in the perks above is contingent upon $500K gross capital being raised in this Offering.

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

AWOL Outdoors, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of nonvoting common stock at $0.65/ share, you will receive and own 110 shares valued at $65.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Like alot of companies, Camp365 started with a simple drawing. Company founder Kevin McGregor's uncle approached him with a sketch of a foldable, aerodynamic camper that could go just about anywhere and still comfortably house a family of six.

That drawing was used to build a model featuring a toy UTV and a G.I. Joe. McGregor then assembled a team of engineering nerds and outdoor enthusiasts that transformed that model into a full-sized, hand-made prototype, built in a neighbor's garage. After years of field testing and design updates, the team successfully introduced Camp365 to the RV market in 2018.

Camp365 is a new, ultra-lightweight camper with proprietary advancements so innovative it was recently awarded Top RV Debut 2020 by RV Business Magazine. It has also been awarded *ten US and International patents* with several more pending. Camp365 is manufactured in two facilities in Iowa & Minnesota and just broke ground on a third building in Albia, Iowa which is expected to be complete in April 2021.

What makes Camp365 so unique? Everything! It's so light and compact it can be towed by virtually any vehicle including most cars, crossovers, electric vehicles even UTVs. The Camp365 compact, the aerodynamic design reduces drag and loss of fuel efficiency, eliminating the need for a large gas-guzzling tow vehicle. Patented lift assist and level systems allow set up anywhere in minutes by anyone, air gap insulation offers year-round use, even in colder climates, and is so roomy 700 cubic feet it comfortably sleeps four adults or a family of six.

Amenities include folding beds, solar power, circulated heating, hot water shower, air conditioning, cooktop stove, refrigerator, marine toilet, and toy carriers.

Camp365 also features a patented, adjustable wheelbase that goes from 72 inches wide to just 48 inches in seconds, so you can take Camp365 into remote areas that other campers simply can't get to.

Storage? Easy! Our innovative fold-up design makes Camp365 so compact it fits into one-third of a standard garage stall and most storage sheds.

Camp365 was founded on the core principle that being outdoors is both healthy and fun, and is dedicated to delivering products that make camping easy and comfortable. We know camping needs can change with the season and life. Camp365 is committed to making sure *The Cabin That Goes Everywhere* allows more people to see the America that other Americans miss, and enjoying a lifetime of travel and camping, any day of the year.

Competitors and Industry

The RV industry surged in 2020 as more people have adopted active outdoor lifestyles in response to the COVID-19 pandemic. More than 9% of US households now own an RV or towable camper, and over 14% (more than 40 million) go camping annually. Millennials now account for 38 percent of active camper households and this segment is growing.

According to the RV Industry Association (RVIA), 2020 RV industry wholesale shipments totaled 424,380 units in the US alone, even after being shut down for over two months.

Further, RV dealers reported that 55% of recent RV buyers were first-time RV buyers, substantially growing the consumer base for RVs.

As recreational vehicles and campers provide a reliable and private way to travel, it is considered one of the safest recreational activities during the coronavirus pandemic. As more people explore camping and outdoor recreation, we believe the post-lockdown period is likely to witness a continued rise in the number of first-time buyers.

Of all campers sold, 87% are towable with that market segment projected to grow 17% in 2021.

The camper industry is dominated by several large manufacturers, including Thor Industries, Winnebago and Forest River (Berkshire Hathaway). According to recent market research, also completed by the Robert W. Baird & Co. , much consolidation is taking place in the camper industry. As a result, camper manufacturers utilize little innovation or creativity.

The market is filled with larger campers that require prospective buyers to own a large, dedicated tow vehicle with a powerful V-8 or even diesel engine that delivers very low fuel efficiency and is expensive to operate. The basic designs of smaller teardrop and pop-up campers have changed very little over the past 50 years...things like space, weight, size, and headroom are still major issues.

Camp365 produces campers within the towable, ultra-light foldable travel trailer segment of the market. A foldable camper expands for camping and collapses into a lightweight trailer for transportation and storage. The retail cost of towable campers ranges from $12,000 to $50,000. Foldable campers are attractive to the largest segment of the RV market due to their smaller size and weight, lower cost, and ease of use.

Challenges with typical popup campers include lack of security & privacy, laborious set-up and take-down work, and limited insulation & temperature control. Competitors within the ultralight camper segment include the Sylvan SportGo, Opus Lite Camper, and Livin" Lite Quicksilver 8.

Non-popup ultralight towable campers include Happier Camper HC1, Polydrop Travel Trailer, Hiker Trailer, Airstream Basecamp, and Taxa Outdoors Cricket. The most significant competitive factors among towable campers include cost, amenities, size and weight, set-up and take-down time, and off-road capabilities.

Current Stage and Roadmap

Over the last 18 months, Camp365 has continued to make progress in commercializing our innovative camper and establishing an outdoor recreation business. Our efforts to date have focused on camper design and feature enhancement, developing multiple camper models, raising growth capital, and lean manufacturing production ramp-up to meet initial customer demand.

Active in Market

Camp365 has been in production and *actively filling a limited number of customer orders since 2018*. With future product demand expected to outpace current production capacity, we broke ground on a third manufacturing facility in late 2020 financed by an SBA-backed loan. With an expected completion date of April 2021, this 20,000 square foot manufacturing plant and customer showroom in Albia, Iowa will more than double our production capacity. This new lean manufacturing facility is strategically located next to a key materials supplier. We expect this new facility will result in increased production to help us meet the expected demand for Camp365 campers.

We intend to increase our model offerings from 1 to 4 models (Base, Base-X, Mountain, and North).

Expanding Sales Channel

We have agreements in place with three dealers who collectively have 15 locations in the US & Canada. We intend to expand this network in 2021 with a focus on regional coverage for the East Coast and the Southern United States. Direct to Consumer sales will be developed via eCommerce and Digital Marketplaces to provide omnichannel purchase options.

Focused Marketing

Marketing will continue to be primarily focused on social media and other platforms capable of delivering content to our target audience. Our sales prospect list currently has *more than 1,440 sales qualified leads*. These leads are based on inquiries from persons located throughout North America and beyond. Our marketing efforts are focused on customer conversion elements to demonstrate product differentiation and lifestyle content.

Near Term Development

We continue to develop our OPS365 model, which is a special medical unit for emergency response and disaster relief targeted for federal and municipal markets. A modular demo model is complete. We intend to register for sam.gov and the federal supply schedule. Planned introduction to the market in spring 2021.

Organizational Development

We recently hired and trained additional manufacturing team members and will add more production staff when the new Albia, Iowa plant becomes operational in the spring of 2021. At a management level, we hired a part-time COO overseeing the company's planned manufacturing ramp-up, to over 50 units per month, and supply chain operations. Camp365 brought on a part-time contract CFO who has a track record of focused financial management for high-growth companies. We have also expanded our advisory board to include a business strategy director with experience in omnichannel market development, including direct-to-consumer models.

The Team

Officers and Directors

Name: Kevin McGregor

Kevin McGregor's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO and Founder
  Dates of Service: July 07, 2009 - Present
  Responsibilities: Leadership, Vision, Business Development, Sales and Distribution. Kevin's annual salary compensation is $150,000. In December 2018 the Company granted a warrant to purchase 486,842 voting common shares having an exercise price of $0.38 per share. In January 2020, the Company granted a warrant to purchase 70,000 shares of voting common stock having an exercise price of $0.40 per share. In February 2021 the Company granted a warrant to purchase 400,000 voting common shares having an exercise price of $0.40 per share.

- **Position:** Director
  Dates of Service: July 07, 2009 - Present
  Responsibilities: General Oversight and Corporate Governance

- **Position:** Chief Financial Officer
  Dates of Service: July 10, 2009 - Present
  Responsibilities: Financial reporting and oversight.

Other business experience in the past three years:

- **Employer:** One Tech Engineering
  Title: President
  Dates of Service: October 25, 2010 - February 10, 2018
  Responsibilities: Operations

Name: Cedar Vandergon

Cedar Vandergon's current primary role is with Hypertherm, Inc.. Cedar Vandergon currently services less than 6 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: June 15, 2010 - Present
  Responsibilities: Set strategic direction of the company, manage executive

performance and compensation, support capital raises efforts, monitor financial planning and financial reports, evaluate the performance of the company to the mission. Cedar currently does not take a salary compensation and received 300,000 stock options; 150,000 vested on issuance for his past Board service, 75,000 shares vest after one year and the other 75,000 will vest after 2 years.

Other business experience in the past three years:

- **Employer:** Hypertherm, Inc.
  Title: Engineering Manager
  Dates of Service: January 01, 2013 - Present
  Responsibilities: Set strategic direction for the waterjet business unit within Hypertherm, maintain a 3-5 year product and technology roadmap, manage 4M annual department budget, all R&D staff, new product development staff, technicians, and lab activities. Participate in the business steering team setting the strategic direction for the future of the business. Participate and drive enterprise-level engineering initiatives such as enterprise portfolio management and stage-gate process adoption. Key contributor to acquisition integration forming strategy and structure of a target operating model.

Name: Mary K. Flaherty

Mary K. Flaherty 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Controller
  Dates of Service: June 01, 2020 - Present
  Responsibilities: Day to day financial reporting, reconciling bank accounts, accounts payable, accounts receivable and bi-weekly payroll. In February 2021 the Company issued 45,000 non-voting shares in payment for $18,000 in services at a price equal to $0.40 per share.

Other business experience in the past three years:

- **Employer:** Metropolitan Services Credit Union
  Title: CEO & President
  Dates of Service: December 01, 1979 - March 03, 2018
  Responsibilities: All corporate decisions , manage operations , shareholder communications and short & long term strategy management

Name: Ron Leander

Ron Leander 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Fractional Chief Financial Officer
  Dates of Service: October 20, 2020 - Present
  Responsibilities: Provide financial direction and controls within the company. Ron currently receives salary compensation of $10,000 per month for this role.

Other business experience in the past three years:

- **Employer:** Leander Limited
  Title: CEO
  Dates of Service: June 01, 1981 - Present
  Responsibilities: Founder and managing partner

Name: Robert Graumann

Robert Graumann 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: October 15, 2020 - Present
  Responsibilities: Lead Operations scale-up. Robert currently receives salary compensation of $8,000 per month for this role.

Other business experience in the past three years:

- **Employer:** Manchester Tank
  Title: President/ COO
  Dates of Service: June 01, 2012 - December 16, 2019
  Responsibilities: Put in place the vision, strategy, and organization for profitable growth.

Other business experience in the past three years:

- **Employer:** ShopSabre
  Title: President & COO
  Dates of Service: March 20, 2019 - August 20, 2020
  Responsibilities: P& L leader for a 20 year old manufacturer of CNC routers and plasma tables. Shop Sabre was acquired by LFM Capital in April, 2019. Hired to bring process , structure and operations capability to support continued annual growth of greater than 30 %

Name: Doug Ramler

Doug Ramler's current primary role is with Saul Ewing Arnstein & Lehr, LLP. Doug Ramler currently services 1-4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary
  Dates of Service: December 15, 2016 - Present
  Responsibilities: The Secretary's responsibilities consist of providing notice of meetings, attending and maintaining records of meetings of shareholders and directors, as well as keeping the stock and equity ownership ledger and related equity records. Doug works approximately four hours per month for the Company at a rate of approximately $600 per hour.

Other business experience in the past three years:

- **Employer:** Saul Ewing Arnstein & Lehr, LLP
  Title: Partner
  Dates of Service: February 01, 2019 - Present
  Responsibilities: Doug serves as outside general counsel to high-growth emerging companies.

Other business experience in the past three years:

- **Employer:** Gray Plant Mooty
  Title: Partner
  Dates of Service: September 01, 2005 - January 31, 2019
  Responsibilities: Serve as outside general counsel to high-growth emerging companies.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
Investment in shares of the Company's Nonvoting Common Stock involves a high degree of risk and should be regarded as speculative. As a result, you should only

consider purchasing shares of the Company's Nonvoting Common Stock if you can reasonably afford to lose your entire investment. You should carefully consider, in addition to the other information contained or referenced in these materials, the risk factors relating to our business and this crowdfunding offering before purchasing shares of the Company's Nonvoting Common Stock. The risks and uncertainties described below are not the only ones facing the Company. Additional risks and uncertainties not presently known or currently considered immaterial may also impair our operations. If any of the following risks were to materialize, our business, financial condition or results of operations could be materially and adversely affected. Prospective Investors should be fully aware of the following risk factors and are urged to discuss with management the nature and extent of the risks inherent in our business and markets.

Our business projections are only projections

There can be no assurance that we will meet our expectations or financial projections. These expectations and projections are subject to a number of factors and uncertainties, many of which are out of our control. There can be no assurance that the Company will be able to develop sufficient demand for our product, that people will purchase our product rather than a competing product, that we can cost-effectively produce the number of units required to meet customer demand or that we will able to provide the quality and service at a level that allows the Company to make a profit and still attract business. Investors should not rely and acknowledge that they are not relying on the Company's financial projections when deciding to make an investment.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. There is no assurance that the price of the Shares today represents the current fair market value of the Shares or that in the future the value of the Shares will be greater than the original price on the date of sale.

The transferability of the Securities you are buying is limited

The Company's Nonvoting Common Stock is not publicly traded, and no public market will develop for the Company's Nonvoting Common Stock because of this crowdfunding campaign. We have not registered or qualified the Company's Nonvoting Common Stock under federal or state securities laws. The Shares are not freely transferable. If you buy any shares of the Company's Nonvoting Common Stock, you may not resell them unless such sale is registered or qualified under federal and state securities laws, or unless exemptions from federal and state registration and qualification are available. We have no obligation to register or qualify the Nonvoting Common Stock under either federal or state law and have no intention to do so. As a result, you must bear the economic risk of investing in the Company's Nonvoting Common Stock for an indefinite period. We believe it unlikely that any public market for the the Company's Nonvoting Common Stock will ever develop.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by another company. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is raising up to $1,070,000 by selling shares of the Company's Nonvoting Common Stock in this crowdfunding offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for the plans outlined in "Use of Proceeds" and may be required to scale back or shut down operations.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. We have already borrowed significant amounts through several lenders. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then we will pursue additional sources of debt. If we are unable to obtain the capital needed for operations, we may be required to scale back or cease our operations. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. The lack of capital could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to raise capital in the future by issuing debt, common stock, preferred stock or other securities, which may reduce the value of your investment in the Nonvoting Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Nonvoting Common Stock. In addition, if we need to raise more equity capital from the sale of Nonvoting Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our management team has significant discretion in the use and application of the proceeds of this crowdfunding offering. The use of proceeds is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the potential results of our operations and will not have been reviewed by our independent accountants. These projections are based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections or statements, and such variances may be material. Any projected results cannot be guaranteed. In purchasing Shares, investors are not relying on the projections in making an investment decision.

Developing new products and technologies entails significant risks and uncertainties

We have sold 31 campers and we continue efforts to enhance our camper by adding features and reducing costs. Delays or cost overruns in the development or manufacture of our campers or failure of the campers to meet our performance expectations may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, and changes to designs. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The shares of the Company's Nonvoting Common Stock that an investor is buying have no voting rights attached to them. This means that you will have no rights in electing the Company's directors or dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. As a holder of nonvoting shares you will have certain financial rights. In the event of a liquidation of our company, you and the holders of voting common stock will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying shares of the Company's Nonvoting Common Stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company has limited cash, or access to cash, available to fund inventory purchases, produce campers and compensate employees, contractors and vendors. Without additional cash from the sale of Shares in this Offering, sale of campers or from other sources, we will not be able to continue to operate our business, purchase inventory or produce campers. If we are unable to generate cash through the sale of securities, sale of campers or through other sources, we will not be able to continue producing our campers or paying our personnel. Without additional cash resources we may be required to cease operations until we are able to generate additional cash or permanently cease operations if we are unable to obtain financing.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that our campers will be able to gain traction in the marketplace. It is possible that our campers will fail to gain market acceptance for any number of reasons which may include price, function and quality. If our campers fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the the Company and the value of your investment.

We face significant market competition

The market for recreational vehicles generally, and campers specifically, is highly competitive. Competition is based upon a number of factors, including performance, innovation, technology, styling, brand loyalty, reliability, durability, price, design, value, quality, distribution, and service. We have numerous existing and potential competitors. Many of these companies have more experience operating in the recreation vehicle industry and have financial and marketing resources that are substantially greater than ours. Many of our competitors are much larger than us and also participate in the motor home market, which may provide them additional purchasing power. We may face further competition in the future from companies that do not currently offer products competitive to ours. There can be no assurance that existing or new competitors will not develop products that are superior to our folding camping trailer or achieve better consumer acceptance, thereby adversely affecting market share, sales volume and profit margins. In addition, our products compete with other recreation products for the discretionary spending of consumers. These competitive pressures could have a material adverse effect on our operating results.

We are competing against other recreational activities

Although we believe that we are a unique company that caters to a select market, we do compete against other providers of recreational vehicles and activities. Our business growth depends on the customer interest in camping over other outdoor or recreational activities.

We are an early stage company and have not yet generated any profits

We formally organized as a Wisconsin corporation on July 14, 2009. We have generated very limited revenues to-date. We sold our first 4 campers in June 2018 revenue $90,763 . In total we have generated revenues of $1,472,853 through December 31, 2020. We have incurred losses since inception. Such losses have resulted from costs incurred in organizing the Company, research and development of our products, intellectual property protection, new manufacturing facility, market research, capital equipment, marketing, raising capital, negative net margins, and general business activities. We intend to use the net proceeds of this crowdfunding offering for inventory, labor, sales and marketing and working capital. We anticipate incurring operating losses for the near future. We may never realize significant revenues from our business operations or achieve profitability.

We are an early stage company and have limited revenue and operating history

We are a development-stage company with a very limited history of operations. Our business is subject to all of the risks associated with a new enterprise. You should consider the likelihood of our success in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the operation of an early-stage business with very limited capital and other resources that is attempting to successfully introduce a new product and operate in a competitive environment. Because we have a very limited operating history, we cannot provide you with information about our past operations on which to base an investment decision.

We have existing patents that we might not be able to protect properly

Our intellectual property, including our patents, trademarks, and other proprietary rights, constitutes a significant part of our value. Our success depends, in part, on our ability to protect our intellectual property against dilution, infringement, and competitive pressure by defending our intellectual property rights. To protect our intellectual property rights, we rely on intellectual property laws of the U.S. and other countries, as well as contractual and other legal rights. We seek to acquire rights to intellectual property necessary for our operations. However, we cannot assure you that these measures will be successful in any given instance, particularly in countries outside the U.S. We endeavor to protect our rights; however, third parties may infringe upon our intellectual property rights. We may take steps to protect our rights, including through litigation. This could result in a diversion of resources. The inability to protect our intellectual property rights could result in competitors diluting our brand or manufacturing and marketing similar products, which could adversely affect our market share and results of operations. Competitors may challenge, invalidate, or void the application of our existing or future intellectual property rights that we receive or license. The loss of protection for our intellectual property could reduce the market value of our brand and our products, lower our profits, and could have a material adverse effect on our business, financial condition, cash flows, or results of operations.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Our intellectual property, including our patents, trademarks, and other proprietary rights, constitutes a significant part of our value. Our success depends, in part, on our ability to protect our intellectual property against dilution, infringement, and competitive pressure by defending our intellectual property rights. To protect our intellectual property rights, we rely on intellectual property laws of the U.S. and other countries, as well as contractual and other legal rights. We seek to acquire rights to intellectual property necessary for our operations. However, we cannot assure you that these measures will be successful in any given instance, particularly in countries outside the U.S. We endeavor to protect our rights; however, third parties may infringe upon our intellectual property rights. We may take steps to protect our rights, including through litigation. This could result in a diversion of resources. The inability to protect our intellectual property rights could result in competitors diluting our brand or manufacturing and marketing similar products, which could adversely affect our market share and results of operations. Competitors may challenge, invalidate, or void the application of our existing or future intellectual property rights that we receive or license. The loss of protection for our intellectual property could reduce the market value of our brands and our products and services, lower our profits, and could otherwise have a material adverse effect on our business, financial condition, cash flows, or results of operations.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our success is dependent, in part, upon the services of Kevin McGregor, our Chief Executive Officer, and future members of our management team. The loss of the services of any of these executive officers or another member of our management team, or any of our key employees, would have a material adverse effect on our business. We have not obtained "key person" life insurance on the life of any of our officers or managers. Our executive officers have limited experience starting and operating a business. This lack of experience could result in additional challenges to our Company. We can give no assurance that our executive officers will be able to successfully develop and operate the Company. In addition, our success depends on our ability to identify, hire, train, retain, and motivate highly skilled technical, managerial, sales, and marketing personnel. In general, competition for qualified personnel is intense, and we may not be able to successfully attract or retain a sufficient number of qualified personnel. Our inability to hire and retain qualified employees could impair our ability to commercialize our products and, as a result, could have a material adverse effect on our business and revenue.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our business is subject to laws and regulations relating to safety, environmental, and other regulations promulgated by the federal government and individual states, as well as foreign governments and international regulatory authorities. The failure to comply with present or future regulations could prevent us from selling our products or result in fines or potential civil or criminal liability. We believe that our folding camping trailer has been and is complying, in all material respects, with such laws and regulations. However, future regulations may require additional safety standards that would require additional expenses and/or modification of product offerings in order to maintain such compliance. The implementation of new regulations could significantly increase the cost of our products. We are unable to predict the ultimate impact of adopted or proposed regulations on our business and operating results.

We rely on third parties to provide services essential to the success of our business

We depend on timely and sufficient delivery of components from our suppliers. Most components are readily available from a variety of sources. However, a small number of suppliers produce several key components. Decisions by our suppliers to cease supplying components to us, decrease production, require prepayment for components, production delays, or work stoppages by the employees of such suppliers could have a material adverse effect on our ability to produce products and ultimately, on the results of operations. In the event that we need to obtain substitute supply arrangements for raw materials or components for which we rely upon limited sources of supply, alternative supply arrangements may not be available with comparable terms. We also depend upon third party dealers to sell our campers. We do not have significant internal sales and marketing resources and rely on dealers to interact with potential customers and sell our campers. We currently have three dealers and intend to increase the number of dealers we engage. If our dealers are not able to sell a significant number of our campers, or if we are unable to enter into agreements with and maintain relationships with additional dealers, we may be unable to sell our anticipated number of campers and our business would be harmed.

We may not be able to protect our intellectual property and may be subject to infringement claims

Our intellectual property, including our patents, trademarks, and other proprietary rights, constitutes a significant part of our value. Our success depends, in part, on our ability to protect our intellectual property against dilution, infringement, and competitive pressure by defending our intellectual property rights. To protect our intellectual property rights, we rely on intellectual property laws of the U.S. and other countries, as well as contractual and other legal rights. We seek to acquire rights to intellectual property necessary for our operations. However, we cannot assure you that these measures will be successful in any given instance, particularly in countries outside the U.S. We endeavor to protect our rights; however, third parties may infringe upon our intellectual property rights. We may take steps to protect our rights, including through litigation. This could result in a diversion of resources. The inability to protect our intellectual property rights could result in competitors diluting our brand or manufacturing and marketing similar products, which could adversely affect our market share and results of operations. Competitors may challenge, invalidate, or void the application of our existing or future intellectual property rights that we receive or license. The loss of protection for our intellectual property could reduce the market value of our brands and our products and services, lower our profits, and could otherwise have a material adverse effect on our business, financial condition, cash flows, or results of operations.

We are reliant on one main product

We expect that sales of our folding camping trailer will account for substantially all of our revenues. Issues with the trailer, or decreased or lower than expected sales, would have a material adverse effect on our business. The risks associated with focusing on a single product are substantial. If consumers do not accept our product, we may not be financially or operationally capable of introducing alternative solutions, products or services within a short timeframe. Dependence on a single product, and in one market segment, increases business risks, since a general decline in the market for folding camping trailers, or camping trailers overall, would have an adverse effect on our business and results of operations.

Uncertainty of Sales and Distribution

We intend to sell our campers through independent dealers located throughout the United States. We have had preliminary discussions with a number of dealers but have not yet entered into any agreement with a dealer. We can give no assurance that we will be able to enter into agreements with a number of dealers that will be required to sell the campers we produce. If we are unable to enter into agreements with dealers, we may be required to sell our campers directly to consumers. This could limit our product sales and adversely affect our operations.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

Product defects or errors could harm our business

While we maintain general liability and product liability insurance, defects or errors in the function of our products could damage our reputation through negative publicity, make it difficult to attract new, and retain existing customers, and cause customers to seek damages. We may incur additional costs to correct errors or defects. We cannot assure you that our insurance coverage will be available in amounts sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claims. A successful product-liability claim or series of claims brought against us in excess of our insurance coverage, if any, would have a material adverse effect on our business and could cause us to cease operations. In addition, the loss of reputation could have a negative effect on our ability to make future sales. Any significant failure of our products would have a material adverse effect on us.

Significant warranty claims or repair or replacement expenses could harm our operations

We intend to provide a limited warranty on retail sales for a period of up to 12 months for our folding camping trailer; provided, however, that certain components of the folding camper trailer may be subject to a longer manufacturer's warranty. Although we employ quality control procedures, sometimes a product may be distributed that contains a defect and requires repair or replacement. We cannot assure you that we will detect all such defects prior to distribution of our products. Our standard warranties require us, through our dealers, to repair or replace defective products during such warranty periods at no cost to the consumer. The repair and replacement costs and potential harm to our reputation we could incur in connection with a recall could have a material adverse impact on our business.

Our current manufacturing facility might not meet our future needs.

Our existing leased production and assembly facility in Iowa consists of approximately 14,700 square feet and the facility is 40 years old. We have spent time and money to upgrade the facility and we believe that the facility will require maintenance and upgrades in the future. We can give no assurance that the facility will not require significant expenditures to continue production, or that we will not be required to delay or cease production of our products for a period of time to complete such maintenance or upgrades. We may not be able to produce our planned number of campers at the facility when and as expected. In addition, we can give no assurance that we will establish a new or any additional manufacturing facility at any time in the future. Establishing another facility will require significant capital resources and management attention, and could delay the production of our products. Our inability to produce the number of campers that we intend to produce in our existing leased facility would result in lower than anticipated production and sales of our products and would have a material adverse effect on our revenues and financial viability.

Market acceptance of our products is uncertain.

We believe that our products have great potential in the marketplace, and that our proprietary technology differentiates our products from other camper and recreational vehicle products. Nevertheless, as is typical in the case of a development-stage company, demand and market acceptance for our products is subject to a high level of uncertainty. Our future growth and financial performance will depend upon the growth and increasing acceptance of our products in the marketplace. Our business model relies on individuals seeking out and utilizing our products as an alternative to other camper products or as a novel means to enjoy outdoor spaces that are difficult to reach. To the extent that these individuals do not become aware of our products, believe that the price of our products is too high, or do not have a positive experience with our products, we will likely fail in achieving our expectations, and would have to change our business model. The failure of these individuals to accept our products, or the inability of our products to satisfy user expectations, would have a material adverse effect on our business, and could cause us to cease operations.

The availability of financing to our dealers and customers will have a significant impact on our business.

The availability and terms of financing used by dealers to purchase our products will have a significant impact on our product sales. Generally, recreational vehicle dealers finance their purchases of inventory with financing provided by lending institutions. A decrease in the availability of this type of wholesale financing, more restrictive lending practices, or an increase in the cost of such wholesale financing can prevent dealers from carrying adequate levels of inventory, which limits product offerings and could lead to reduced demand. In the event that certain financial flooring institutions limit or discontinue dealer financing, we could experience a material adverse effect on our results of operations. The availability and terms of financing used by retail purchasers will also significantly affect our product sales. Customers purchasing a camping trailer may elect to finance their purchase through the dealership or a financial institution of their choice. Substantial increases in interest rates and decreases in the general availability of credit can have an adverse impact upon our business and results of operations. Further, a decrease in availability of consumer credit resulting from unfavorable economic conditions, or an increase in the cost of consumer credit, may cause consumers to reduce discretionary spending, which could, in turn, reduce demand for our products and negatively affect our sales and profitability.

International expansion of our business creates additional risk.

We are pursuing opportunities to sell our product in Canada and other international markets. Regulatory and compliance challenges, lack of demand for our product, or competitive pressures requiring us to lower our prices for our product in these markets, would adversely affect our business in these markets and our results of operations. We can give you no assurance that we will be successful in selling and delivering our products in foreign markets. Additionally, conducting business outside of the U.S. is subject to various risks, many of which are beyond our control, including: changes in tariffs, trade restrictions, trade agreements, and taxation; difficulties in managing or overseeing foreign operations and agents; foreign currency fluctuations and limitations on the repatriation of funds because of foreign exchange controls; different liability standards; and intellectual property laws of countries which do not protect our rights in our intellectual property to the same extent as the laws of the U.S. The occurrence or consequences of any of these factors may have an adverse impact on our operating results and financial condition, as well as affect our ability to operate in international markets.

The Company has a large amount of debt and debt payment obligations.

The Company has funded its operations in part by obtaining loans from several credit unions and banks. The total amount of debt owed to these lenders is more than $2 million. Much of this debt is secured by all of the Company's assets. Because the

Company is generating only limited revenues from operations and is not operating profitably at this time, there is no assurance that the Company will be able to make periodic debt service payments or to the pay of the loans when they become due. In the event of a sale or liquidation of the Company, holders of secured and unsecured debt will be repaid prior to any distribution to purchasers of the Shares and other shares of common stock.

Termination or interruption of supply arrangements could harm our business.
We depend on timely delivery of components from our suppliers. Most components are readily available from a variety of sources. However, a small number of suppliers produce several key components. Decisions by our suppliers to decrease production, production delays, or work stoppages by the employees of such suppliers could have a material adverse effect on our ability to produce campers and ultimately, on the results of operations. In addition, our inability to make timely payments to our suppliers for components could limit or cease the delivery of such components. In the event that we need to obtain substitute supply arrangements for components for which we rely upon limited sources of supply, alternative supply arrangements may not be available with comparable terms.

If we are unable to reduce the cost of producing our camper we might never achieve positive net margins.
The cost of producing our camper currently exceeds the price that customers will pay for our camper. This means that we lose money on each camper sold. Although we believe that this is typical for early-stage manufacturing companies, we believe that we must continue to reduce the cost of producing our campers to the point at which each camper sold generates a profitable sale. Although we are undertaking efforts to reduce our production costs, such as establishing an additional manufacturing facility and modifying the design of our campers, we can provide no assurance that we will be able to reduce our production costs or that such reductions will be sufficient to generate positive net margins on the sale of our products.

We will rely on one dealer for the large majority of our 2021 product orders.
Although we have entered into agreements with three dealers and intend to sell our products direct, the vast majority of our expected orders for campers in 2021 are anticipated to come from one dealer. This dealer has made down payments on 300 campers and is expected to continue to order campers in 2021. We can provide no assurance that this dealer will be successful in selling our campers, that such dealer will purchase all of the campers currently subject to a down payment, or that such dealer will not terminate its agreement with us. If the dealer terminates its agreement with us, we would be required to return the funds received as down payments and we would need to identify other purchasers of our campers. The inability of this dealer to sell our products or the termination of our agreement with this dealer would have a material adverse impact on our revenues and operations and would requires us to obtain significant additional outside capital to continue operations.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Kevin McGregor	13,722,661	Voting Common Stock	46.5

The Company's Securities

The Company has authorized Voting Common Stock, and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,646,152 of Non-Voting Common Stock.

Voting Common Stock

The amount of security authorized is 35,000,000 with a total of 29,547,766 outstanding.

Voting Rights

The holders of shares of the Company's Voting Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Material Rights

The total number of shares of Voting Common Stock outstanding is calculated on a fully diluted basis, and includes warrants and options to purchase 2,087,582 shares of Voting Common Stock. This includes 119,000 shares issuable upon exercise of outstanding stock options issued under our 2017 Stock Option and Compensation Plan, 840,000 shares issuable upon exercise of outstanding non-plan stock options and 1,128,582 shares issuable upon exercise of outstanding warrants. The total does not include 881,000 shares reserved for issuance under the 2017 Plan which have not been issued.

Holders of Voting Common Stock: (i) have equal ratable rights to dividends from funds legally available therefor, when, as, and if declared by the Board of Directors; (ii) are entitled to share ratably in all the assets of the Company available for distributions to holders of the Common Stock upon liquidation, dissolution, or winding up of the affairs of the Company; and (iii) do not have preemptive, subscription, or conversion rights.

Non-Voting Common Stock

The amount of security authorized is 5,000,000 with a total of 2,290,836 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

The total number of shares of Non-Voting Common Stock outstanding is calculated on a fully diluted basis, and includes warrants and options to purchase 1,272,595 shares of Non-Voting Common Stock. This includes 372,595 shares issuable upon exercise of outstanding stock options issued pursuant to the 2017 Stock Option and Compensation Plan and 900,000 shares issuable upon exercise of outstanding warrants. The total does not include 377,405 shares reserved for issuance under the 2017 Plan which have not been issued.

The shares of Non-Voting Common Stock have rights in all respects equal to the rights of Voting Common Stock, except that holders of Non-Voting Common Stock will not be entitled to any voting rights regarding matters presented to the shareholders for a vote. Holders of Non-Voting Common Stock: (i) have equal ratable rights to dividends from funds legally available therefor, when, as, and if declared by the Board of Directors; (ii) are entitled to share ratably in all the assets of the Company available for distributions to holders of the Common Stock upon liquidation, dissolution, or winding up of the affairs of the Company; and (iii) do not have preemptive, subscription, or conversion rights.

What it means to be a minority holder

As a minority holder of shares of the Company's Nonvoting Common Stock, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $700,000.00
  Number of Securities Sold: 1,842,105
  Use of proceeds: Research and Development, Intellectual Property and Working Capital
  Date: December 22, 2017
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,274,340.00
  Number of Securities Sold: 3,353,527
  Use of proceeds: Product development, design enhancement, capital equipment, production, marketing, legal.
  Date: December 31, 2018
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $110,000.00
  Number of Securities Sold: 275,000
  Use of proceeds: General business purposes
  Date: December 31, 2019
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $287,682.00
  Number of Securities Sold: 719,205
  Use of proceeds: Working capital
  Date: February 25, 2021
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Financial statements

Our reviewed financial statements for the years ended December 31, 2018 and 2019 can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part.

Financial condition

The following discussion is based on our reviewed operating data and is subject to change once we complete the year ending December 31, 2020, and prepare our financial statements, and our accountant completes the 2020 reviewed financial statement.

AWOL Outdoors, Inc. d/b/a Camp365 generates revenue by manufacturing and selling an ultra-lightweight towable foldout RV camper in the United States and Canada. The Company sold its first campers in June 2018 for $88,487. In 2019 sales were $502,499 and in 2020 sales were $853,311, thus the company generated a cumulative sales figure of $1,444,297 since inception. Sales in the U.S. have historically represented 70 – 80% of the Company's annual sales. The Company's cost of sales includes all raw materials, inventory, manufacturing overhead, and direct labor.

RESULTS OF OPERATIONS

Year ended December 31, 2018

2018 Revenue

Revenue for fiscal year 2018 was $88,487, which was our first year of revenue. In prior years we focused on developing intellectual property, engineering, research and development, and marketing. In June of 2018, we shipped our first "hand-made" campers to customers from a small-scale manufacturing facility. By the end of 2018 we completed a site selection process and located our leased large-scale manufacturing facility in Iowa.

We believe that the U.S. is the most important market for us to demonstrate success within the ultralightweight foldout towable RV camper product category. Cost of sales in 2018 was approximately $132,573, mostly spent on manufacturing overhead.

2018 Cost of Goods Sold

Cost of Goods Sold in 2018, which is the direct cost to build a camper, were over $33,000 per camper. These were the first 4 campers built by hand and there were no efficiencies or scale.

2018 Gross margins

2018 gross profit (loss) was ($44,085). This loss was attributable to manufacturing startup costs and inefficiencies, losses on each camper produced and sold, and fees and professional services related to intellectual property, a capital raise and other matters.

2018 Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses and expenses of establishing manufacturing operations. The Company hired 7 employees and independent contractors in 2018, all focused on manufacturing and operations.

Year ended December 31, 2019 compared to year ended December 31, 2018

2019 Revenue

During 2019, revenue increased to $502,499 as we began to establish initial dealer distribution and produce more campers. Despite the increase in sales, we experienced a larger operating loss due to startup costs, design modifications and a steep learning curve in hiring and production at a new manufacturing facility in another state. In 2019 the per unit cost of producing our campers exceeded the revenue generated from product sales. During 2019 we funded our operations primarily through an equity raise, debt and product sales. Our total indebtedness as of December 31, 2019 was $1,870,276.

2019 Cost of Goods Sold

Cost of Goods Sold in 2019, which is the direct cost to build a camper, was $39,149 per camper. The 19 campers shipped in 2019 were the first campers built at our new Iowa manufacturing facility. In producing these campers, there were very limited production efficiencies, no scaling of operations, and high labor costs due to training.

2019 Gross margins

2019 gross profit (loss) was ($241,330). This loss was attributable to manufacturing startup costs and inefficiencies, training employees on each camper produced and sold, new suppliers and engineering modifications.

2019 Expenses,

The Company's operating expenses for 2019 were $1,414,236, consisting of compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses and expenses of manufacturing operations. See "Indebtedness" below with $48,578 in interest expense . The remaining increase is primarily related to increased wages, travel, rent and office expenses.

Year ended December 31, 2020 compared to year ended December 31, 2019

2020, December 31 Revenue

During 2020 the Company generating revenue of $853,311.

2020, December 31 Cost of Goods Sold

Cost of Goods Sold in 2020, is being driven down significantly from $39,149 per camper in 2019 to an expected $17,700 per camper in the second half of 2020. Most of this cost reduction results from product re-engineering and design modifications, new low-cost vendors, volume pricing, and significant labor reductions.

2020, December 31 Gross margins

Gross profit for 2020 was $372,995, an improvement over 2019, resulting from increased manufacturing efficiency, better model selection, employee training, product design simplification, and engineering modifications.

2020, December 31 Expenses

As of December 31, 2020, the Company's overhead expenses were $1,461,284. Most of this increase resulted from additional expenses for CSA regulatory compliance, Covid -19, raising capital and marketing spend. See "Indebtedness" below. The remaining increase is primarily related to increased wages, travel, rent, and office expenses.

Historical results and cash flows:

We do not believe that the historical financial statements are representative of our future performance. In previous years, we have been focused on intellectual property, engineering, research, and development. We are now beginning to manufacture and sell campers. In June of 2018, we delivered our first campers to customers in Minnesota. During 2019, revenue increased as we began to get initial dealer distribution in place. Despite the larger operating loss due to manufacturing start-up costs in Iowa, exporting for the first time, design modifications, and a steep learning curve in hiring, training, and assembly. In 2019 the per-unit costs of producing our campers exceeded the revenue generated from product sales. During 2019 we funded our operations primarily through product sales and Iowa Economic Development Authority (IEDA $500,000 with $250,000 being forgivable) & SBA-backed debt.

During the first quarter of 2020, the Company worked on assembling 14 campers but did not deliver any units after our operations were largely shut down from the pandemic. After receiving CSA Certification approval, we exported 7 units in May to Abbotsford Canada & 5 campers to Airdrie Canada. By mid- June we were back to Pre-Covid staffing levels. In connection with the COVID 19 pandemic, the Company applied for and received $156,600 in PPP (Paycheck Protection Program) funding through the SBA (Small Business Administration). The Company also received a $10,000 Economic Injury Disaster Grant. In June we were approved for a $340,000 SBA Export Express Loan. In October 2020, we received final bank approval for the SBA 504- B loan in the amount of $1,250,000. This loan will allow us to build a 20,000 square foot manufacturing facility in Albia, Iowa, purchase our current manufacturing facility, and to purchase $300,000 of manufacturing capital equipment. In December we were approved for $250,000 Regional Economic Development Authority for a new working capital loan. We have already received $150,000 from REDI and surpassed our employment targets. In addition, we made progress with a local bank towards an SBA 7A ITL application for $2,000,000 in new working capital, that should be in place in the spring of 2021

We signed a long-term purchase order in 2020 with a west coat dealer with an estimated value between 6M to 7M. As part of the dealer negotiations, the dealer provided us a $300,000 deposit on future sales from the 300 unit order. We began shipping these units in the fall of 2020. We believe our existing customer purchase order for 300 units, the strength of the RV market, the promise of a new Camp365 Base model with a lower entry price, and the growing strength of the organization sets us up for a breakout year in 2021. The supply chain and dealer shipment delays due to Covid in Q2- Q3 are now behind us and production & shipments have recovered as expected. The Camp365 new lean manufacturing facility will be operational in April 2021 and we anticipate achieving operational breakeven by the end of Q2 in 2021.

We have also greatly expanded the depth of our organization through the addition of key individuals in the COO and CFO roles, plant manager and operations support personnel. Our Board of Advisors is highly skilled and experienced, bringing substantial talent to the organization.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand,

existing lines of credit, shareholder loans, etc...)

Since its inception in 2008, the Company has raised approximately **$2,350,000 in accredited investor** equity in five rounds of funding. In addition, the Company has closed on additional capital through economic incentive packages.

$450,000 - CLOSED –low-interest debt from local/regional sources

$500,000 – CLOSED - State of Iowa (50% forgivable if job goals are met)

$2,500,000 – CLOSED – SBA- 504 for building & capital equipment (we should only need $1,250,000 spring 2021) with the rest used in Q4 2021 & 2022

$189,000 – APPROVED - Jobs training grant (none received yet)

$250,000 – CLOSED - Regional Economic development Loan low-interest debt financing

$1,070,000 – CLOSED – SBA Express lines of credit in place

$519,500 - APPROVED- State & Local Tax incentives

$166,500 and $160,000 - PPP loans granted & EIDL Grant (Forgiveness applied for)

Total Capital $8,155,500 raised between equity, low-interest debt financing, SBA financing & tax incentives

Additional 7A SBA Application is in process for $2,000,000 of additional working capital

With the net proceeds from this offering, the Company intends to use the proceeds to purchase inventory, hire production techs, scale-up manufacturing, increase sales and marketing efforts, and fund working capital needs. See "Use of Proceeds" below. The Company believes that the funds from this offering will enable it to fund operations through 2021 and well into 2022. Based on current assumptions, we expect to reach cash flow breakeven by the middle of 2021.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this offering will be used to purchase inventory, hire more manufacturing employees, add sales and marketing capabilities, and fund corporate operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We estimate that a fully-funded campaign will generate less than 15% of the Company's current capital and debt raise. The Company is simultaneously working on other sources of funding and is not relying solely on this offering to fund the business.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

It is estimated that the Company will be able to operate for another 6 months without additional funding and indefinitely with a successful equity raise in conjuction with additional debt financing.

How long will you be able to operate the company if you raise your maximum funding goal?

With a successful equity raise and additional debt financing, we believe the Company can continue to lower costs and eventually begin to fund its capital needs through the course of normal business operations by the end of Q2 2021. However, additional financing may be necessary in the future to expedite the Company's growth plans.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We believe we have access to additional funding in the future if necessary. We are in the process of obtaining additional debt financing through established sources. (Please see Current Capital Resources for partial list)

Indebtedness

- **Creditor:** Credit Union 2 Line of Credit
  Amount Owed: $36,000.00
  Interest Rate: 6.0%
  Maturity Date: December 31, 2099

- **Creditor:** Credit Union 1 SBA - Loan 8
  Amount Owed: $220,000.00
  Interest Rate: 5.25%
  Maturity Date: August 27, 2021

- **Creditor:** Credit Union 1 SBA - Loan 4
  Amount Owed: $350,000.00
  Interest Rate: 5.25%

Maturity Date: October 10, 2021

- **Creditor:** Credit Union SBA Export - Loan 9
  Amount Owed: $500,000.00
  Interest Rate: 5.25%
  Maturity Date: November 05, 2021

- **Creditor:** PPP Loan - SBA
  Amount Owed: $156,600.00
  Interest Rate: 1.0%
  Maturity Date: March 08, 2022
  If used for qualifying purposes the loan will be forgiven.

- **Creditor:** COOP 1
  Amount Owed: $144,465.00
  Interest Rate: 5.25%
  Maturity Date: January 14, 2029

- **Creditor:** Regional Economic Development Authority (REDI)
  Amount Owed: $113,090.00
  Interest Rate: 5.25%
  Maturity Date: April 15, 2024

- **Creditor:** COOP 3
  Amount Owed: $150,262.00
  Interest Rate: 5.25%
  Maturity Date: January 01, 2029

- **Creditor:** Iowa Economic Development Authority
  Amount Owed: $474,999.00
  Interest Rate: 0.0%
  Maturity Date: May 01, 2024
  This loan is forgivable up to $250,000 based on building a building and hiring a certain amount of new staff members. The new building is under construction and we will begin producing campers in this building in April 2021. We fully expect to achieve the new hires quote within the next two years.

- **Creditor:** Kevin McGregor, ET AL
  Amount Owed: $140,991.00
  Interest Rate: 12.0%

- **Creditor:** Accounts Payable
  Amount Owed: $548,592.00
  Interest Rate: 0.0%

- **Creditor:** Customer Deposits

Amount Owed: $366,964.00
Interest Rate: 0.0%

- **Creditor:** REDI loan #2
  Amount Owed: $250,000.00
  Interest Rate: 3.0%
  Maturity Date: January 31, 2010

- **Creditor:** SBA real estate loan
  Amount Owed: $551,000.00
  Interest Rate: 5.25%
  Maturity Date: January 30, 2041

Related Party Transactions

- **Name of Entity:** Kevin McGregor
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Loans from an individual who is a Founder, Officer, and Director.
  Material Terms: As of March 1, 2021, Kevin McGregor has made unsecured loans to the Company in the amount of $100,000 with accrued unpaid interest thereon of approximately $11,000. The Company has issued a note to Mr. McGregor for these amounts. The note accrues interest at the rate of 12% and is due and payable upon demand. Mr. McGregor is the Company's founder, CEO, CFO and a director. He holds approximately 50% of the Company's outstanding voting shares.

- **Name of Entity:** Kevin McGregor
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Issuance of warrants for loan guaranty.
  Material Terms: In January 2020 the Company granted to Mr. McGregor a 10-year warrant to purchase 70,000 voting common shares at a price of $0.40 per share. February 2021 the Company granted to Mr. McGregor a 10-year warrant to purchase 400,000 voting common shares at a price of $0.40 per share. The warrants were issued for Mr. McGregor's guaranty of the Company's outstanding debt.

Valuation

Pre-Money Valuation: $20,695,091.00

Valuation Details:

Valuation Disclaimer

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, are converted to common stock; and

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised.

The pre-money valuation does not take into account 1,258,405 shares of voting and non-voting common stock reserved but unissued under the 2017 Stock Option and Compensation Plan.

<u>Valuation Basis</u>

We base our valuation on the present value of our future projected EBITDA. Within the RV industry, multiples used to determine company valuations for sales of RV manufacturers over the past 11 years range from 7x to 14x EBITDA. We multiplied our 2022 projected EBITDA by seven and then reduced this amount by discounting for the time value of money, nonvoting shares, minority interest, and lack of marketability of shares.

Dividing the valuation by the number of fully-diluted outstanding voting & nonvoting common shares results in a per-share price of $0.65. We are offering nonvoting common shares at a price of $0.65/share.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  Includes labor, overhead, utilities, etc.

If we raise the over allotment amount of $1,069,998.80, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  38.0%
  Working Capital: Includes all labor, hiring, overhead, utilities and safety to build

the Camp365 campers and general company expenses. Raw Material / Inventory: Purchase all aluminum, steel, axels, wheels, walls, doors, windows, floors, fabric, handles, hinges and all components required to build the Camp365 campers. Sales and Marketing: Travel and related costs to meet with, sign up and support a nationwide network of dealers. Includes website, tradeshows, dealer relations, advertising and press releases.

- *Raw Material and Inventory*
  38.0%
  Purchase all aluminum, steel, axels, wheels, walls, doors, windows, floors, fabric, handles, hinges and all components required to build the Camp365 campers.

- *Sales and Marketing*
  20.5%
  Travel and related costs to meet with, sign up and support a nationwide network of dealers. Includes website, tradeshows, dealer relations, advertising and press releases.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.camp365.com (https://camp365.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not

exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/camp365

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR AWOL Outdoors, Inc d/b/a Camp365

[See attached]



AWOL Outdoors, Inc. dba Camp365

Financial Statements and
Independent Accountant's Review Report

Year Ended December 31, 2019 and 2018

AWOL Outdoors, Inc. dba Camp365

Table of Contents



Independent Accountant's Review Report

To the Board of Directors of
AWOL Outdoors, Inc. dba Camp365
Eden Prairie, Minnesota

We have reviewed the accompanying financial statements of AWOL Outdoors, Inc. dba Camp365, which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

■ 1210 W. County Rd E., #100   ■ 3050 Metro Drive, #200   ■ 21080 Olinda Trail N.   ■ 319 Barry Ave S., #205   ■ 4801 Highway 61, #201
Arden Hills, MN 55112   Minneapolis, MN 55425   Scandia, MN 55073   Wayzata, MN 55391   White Bear Lake, MN 55110
651.222.1801   952.854.4244   651.433.5885   952.475.9970   651.777.1331

myboyum.com

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As presented in the financial statements, the Company is in an early stage and incurred a significant loss from operations through December 31, 2019. This condition raises uncertainty about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Report on 2019 Financial Statements

The financial statements of AWOL Outdoors, Inc. dba Camp365 as of December 31, 2019 which were a presentation of 2019 activity only, were previously reviewed by Wilkerson, Guthmann & Johnson, Ltd. who merged with Boyum Barenscheer as of January 1, 2021, and whose report dated November 9, 2020, stated that they were are not aware of any material modifications that should be made to the 2019 financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Boyum & Barenscheer PLLP

Boyum Barenscheer PLLP
Minneapolis, Minnesota
February 25, 2021

AWOL Outdoors, Inc. dba Camp365

Balance Sheets

December 31,		2019		2018
ASSETS				
Current Assets				
Cash	$	88,307	$	316,701
Stock Subscription Receivable		-		28,274
Inventories		355,513		208,025
Total Current Assets		443,820		553,000
Property and Equipment				
Furniture and Equipment		31,850		31,850
Leasehold Improvements		4,915		-
Machinery and Equipment		212,537		124,870
Total Property and Equipment		249,302		156,720
Less: Accumulated Depreciation		(109,278)		(71,568)
Total Property and Equipment, Net		140,024		85,152
Other Assets				
Patents, Net		64,092		48,477
Security Deposits		5,550		4,200
Total Other Assets		69,642		52,677
Total Assets	$	653,486	$	690,829
LIABILITIES				
Current Liabilities				
Lines of Credit	$	654,397	$	37,690
Current Portion of Long-Term Debt		126,274		106,281
Accounts Payable		227,752		148,615
Accrued Expenses		5,609		6,988
Customer Deposits		50,000		-
Shareholder Loans		46,184		53,184
Total Current Liabilities		1,110,216		352,758
Long-Term Liabilities				
Notes Payable, Net		760,060		-
Total Liabilities		1,870,276		352,758
STOCKHOLDERS' EQUITY (DEFICIT)				
Common Stock		27,763		27,488
Additional Paid-in Capital		2,211,710		2,062,702
Retained Earnings (Deficit)		(3,456,263)		(1,752,119)
Stockholders' Equity (Deficit)		(1,216,790)		338,071
Total Liabilities and Stockholders' Equity (Deficit)	$	653,486	$	690,829

See independent accountant's review report and notes to the financial statements.

AWOL Outdoors, Inc. dba Camp365

Statements of Operations

Years Ended December 31,	**2019**	**2018**
Revenue		
Net Sales	$ 502,499	$ 88,487
Cost of Goods Sold		
Materials	344,788	-
Direct Labor	279,771	-
Overhead	119,270	132,573
Total Cost of Sales	743,829	132,573
Gross Profit (Loss)	(241,330)	(44,086)
Operating Expenses		
Research and Development	166,663	144,580
Professional Fees	256,961	206,035
Occupancy	119,088	-
Marketing and Travel	74,196	25,702
Depreciation and Amortization	41,339	19,758
Compensation	578,142	283,111
Office Supplies	26,489	7,251
Other Operating Expenses	151,358	47,099
Total Operating Expenses	1,414,236	733,536
Operating (Loss)	(1,655,566)	(777,622)
Other (Expense)		
Interest Expense	(48,578)	(7,018)
Net (Loss)	**$ (1,704,144)**	**$ (784,640)**

See independent accountant's review report and notes to the financial statements.

AWOL Outdoors, Inc. dba Camp365

Statements of Stockholders' Equity (Deficit)

Years Ended December 31, 2019 and 2018

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2018, as Previously Reported	$ 23,739	$ 851,145	$ (957,631)	$ (82,747)
Prior Period Adjustment (Note 11)		(59,034)	(9,848)	(68,882)
Balance, January 1, 2018, as Adjusted	23,739	792,111	(967,479)	(151,629)
Issuance of Common Stock	3,749	1,270,591		1,274,340
Net Loss			(784,640)	(784,640)
Balance, December 31, 2018	27,488	2,062,702	(1,752,119)	338,071
Issuance of Common Stock	275	109,725		110,000
Stock-Based Compensation		39,283		39,283
Net (Loss)			(1,704,144)	(1,704,144)
Balance, December 31, 2019	**$ 27,763**	**$ 2,211,710**	**$ (3,456,263)**	**$ (1,216,790)**

See independent accountant's review report and notes to the financial statements.

AWOL Outdoors, Inc. dba Camp365

Statements of Cash Flows

Years ended December 31,		2019		2018
Cash Flows from Operating Activities				
Net (Loss)	$	(1,704,144)	$	(784,640)
Adjustments to Reconcile Net (Loss) to Net Cash Used in				
Operating Activities:				
Depreciation and Amortization		50,443		23,876
Stock-Based Compensation Expense		39,283		-
Changes in Operating Assets and Liabilities:				
Inventories		(147,488)		(87,720)
Security Deposits		(1,350)		(4,200)
Customer Deposits		50,000		18,895
Accounts Payable		79,137		(27,468)
Accrued Expenses		(1,379)		6,988
Net Cash (Used in) Operating Activities		(1,635,498)		(854,269)
Cash Flows from Investing Activities				
Purchase of Property and Equipment		(92,582)		(39,692)
Purchase of Intangible Assets		(76,840)		(40,788)
Net Cash (Used in) Investing Activities		(169,422)		(80,480)
Cash flows From Financing Activities				
Net Proceeds from Lines of Credit		616,707		(13,078)
Proceeds from Notes Payable		957,788		-
Payments on Notes Payable		(129,243)		95,442
Net Advances (Payments) on Shareholder Loans		(7,000)		13,184
Proceeds from Issuance of Common Stock		138,274		1,139,394
Net Cash Provided by Financing Activities		1,576,526		1,234,942
Net Change in Cash		(228,394)		300,193
Cash, Beginning of Year		316,701		16,508
Cash, End of Year	$	**88,307**	$	**316,701**
Cash Paid During the Year for Interest	$	48,578	$	440

1. **Nature of Business**

    AWOL Outdoors, Inc., dba Camp365 (the "Company") was formed in 2009. The Company has developed a patented ultra-lightweight folding camper trailer. The Company's technologies allow a single person to set up the Camp365 camper trailer in minutes on a variety of types of terrain. The Company is positioning their camper as unique in the industry due to the compact size and weight when collapsed, which transforms into a cabin that sleeps six and is large enough for adults to comfortably stand when set up. The Company has completed its prototype, has set up a larger manufacturing facility in Iowa and is in the process of limited production while it seeks additional investment as it works to scale up its operations. The Company is ANSI certified for quality and subsequent to yearend also achieved CSA certification, which allows them to sell in all Territories of Canada. The Company started shipping campers from the Iowa manufacturing facility during 2019 to camper and recreational vehicle dealers throughout the United States of America. The Company offers exclusive dealer agreements based on dealer locations. The Company also sells direct to customers, from their facility, in areas without a current dealer agreement.

    Going Concern

    The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As an early stage company, the ability to continue in the short-term is dependent on the Company being able to obtain the necessary financing needed to fund continued product development and growth, the establishment of a larger manufacturing facility (Note 10), and the ability to generate sales. The Company had its first camper sales in the second quarter of 2018.

    In the longer term, the Company's opportunity for continued growth will depend on its ability to penetrate the market with its products and services. The Company's future success will depend on a number of factors which include, among others, efficiencies and reduced costs of production, providing economic value, responding to competitive and technological changes, and retaining key personnel.

2. **Summary of Significant Accounting Policies**

    Cash

    The Company maintains cash in high-quality financial institutions and the balances at times may be in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits.

    Inventories

    Inventories consist of work in process, raw materials and parts used to manufacture camper trailers. Inventories are valued at the lower of cost or net realizable value, generally using the first in, first out (FIFO) method of accounting.

2.   **Summary of Significant Accounting Policies (Continued)**

Property and Equipment

Property and equipment are carried at cost. The cost of repairs and maintenance is charged to expense as incurred, whereas significant renewals and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the asset accounts, and any resulting gain or loss is reflected in the results of operations. Depreciation is computed using the straight-line method over the estimated useful life of five to seven years. Depreciation expense was $37,710 and $19,758 for the years ended December 31, 2019 and 2018, respectively.

Patents

The Company has three utility patents that have been granted in the United States. In addition, the Company has a design patent granted in the United States and Canada, two utility patents and three design patents pending in the United States, and several international patents pending as well. The primary costs of developing the intellectual property that the patents protect consist of materials, compensation, outside services, and other costs and are expensed as incurred. Cost for patent filing fees are capitalized and are amortized over the legal life of the patent. Amortization expense was $3,629 and $-0- for the years ended December 31, 2019 and 2018, respectively, and is expected to be approximately $3,600 for each of the next five years.

Common Stock

Common stock with a par value of $0.001 consists of the following at December 31, 2019:

	2019		2018	
	Voting	Non-Voting	Voting	Non-Voting
Shares Authorized	35,000,000	5,000,000	35,000,000	5,000,000
Shares Issued and Outstanding	27,236,500	526,236	26,961,500	526,236

Warranties

The Company offers a one year limited warranty that covers defects in workmanship or materials limited to the original retail purchaser. The Company estimates that annual cost of the warranty repairs will be approximately 2% of sales. The accrual for warranty liability was $10,500 and $-0- at December 31, 2019 and 2018, respectively.

2.   **Summary of Significant Accounting Policies (Continued)**

New Accounting Pronouncement

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets. Under ASU 2014-09 and subsequently issued amendments, an entity will recognize revenue when it transfers promised goods or services to customers in an amount that reflects what it expects in exchange for the goods or services. ASU 2014-09 was effective for annual periods beginning after December 15, 2018. Entities were permitted to adopt the standard using a modified retrospective approach, by reporting the cumulative effect of adoption as of the date of adoption. The Company adopted ASU 2014-09 as of January 1, 2019 using a modified retrospective approach. There was no adjustment due to the cumulative impact of adopting the standard.

Revenue Recognition

The Company recognizes revenue from the sale of campers when substantially all performance obligations are met, usually at the point in time they are shipped from the manufacturing facility and control is transferred to customers. The Company's payment terms are typically before or on delivery, and do not include a significant financing component. Revenue is recorded net of trade allowances, sales discounts and returns, and applicable sales taxes. Shipping and handling costs charged to customers have been included in revenue. Shipping and handling costs incurred by the Company have been included in cost of goods sold.

Research and Development

Research and development costs are expensed as incurred and were approximately $167,000 and $145,000 for the years ended December 31, 2019 and 2018, respectively.

Income Taxes

The Company is organized as a C Corporation under the Internal Revenue Code. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company records net deferred tax assets to the extent it believes that it is more likely than not that these assets will be realized. In making such determination, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent results of operations.

2.   **Summary of Significant Accounting Policies (Continued)**

Income Taxes (Continued)

Based on a combined effective tax rate for federal and state income taxes of approximately 25%, the Company has net deferred tax assets of approximately $675,000 and $370,000 as of December 31, 2019 and 2018, respectively, primarily related to net operating losses generated through 2019. Because the Company is still in the early stage and because of the uncertainty of future revenue streams, deferred tax assets have been fully offset by a valuation allowance as of December 31, 2019 and 2018, respectively.

In the event that the Company were to determine that it would be able to realize the deferred tax assets in the future in excess of their net recorded amount, the Company would adjust the valuation allowance, which would reduce any provision for income taxes in that period. The Company had loss carryforwards of approximately $2,700,000 and $1,485,000 for federal tax purposes and approximately $1,600,000 and $1,085,000 for state tax purposes as of December 31, 2019 and 2018. Net operating loss carryforwards generated in 2019 can be carried forward for 20 years for federal tax purposes.

Stock-Based Compensation

The Company recognizes compensation expense for options granted under its incentive stock option plan. Under applicable accounting standards, the fair value of share-based compensation is determined at the grant date and the recognition of the related expense is recorded over the period in which the share-based compensation vests.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Management has evaluated the effects of subsequent events through February 25, 2021, the date that the financial statements were available to be released (Note 10).

3.   **Lines of Credit**

The Company has a line of credit with Metropolitan Services Credit Union that allows for maximum borrowing of $38,000 under a five-year term ending in September 2022. The line bears interest at a fixed rate of 6% and is guaranteed by a stockholder of the Company.

3.   **Lines of Credit (Continued)**

In conjunction with the Economic Development Assistance Contract with the Iowa Economic Development Authority (IEDA) the Company entered into agreements with Community 1st Credit Union for several lines of credit during the year ending December 31, 2019 as follows:

Commercial line of credit #3 allows for maximum borrowing of $700,000 dated August 2019, due August 2020 with interest paid monthly at a variable rate based on the WSJ Prime rate plus 2.00%, initially 7.25% (effective rate of 6.75% at December 31, 2019).

Commercial line of credit #4 with a maximum borrowing of $350,000 dated October 2019, due October 2020 with interest paid monthly at a variable rate based on the WSJ Prime rate plus 1.00%, initially 6%, secured by the SBA (effective rate of 5.75% at December 31, 2019).

Commercial line of credit #5 with a maximum borrowing of $150,000 dated November 2019, due November 2020 with interest paid monthly at a variable rate based on the WSJ Prime rate plus 1.00%, initially 5.75% (effective rate of 5.75% at December 31, 2019).

A shareholder of the Company guarantees the lines of credit.

The outstanding balances on the lines of credit at December 31, 2019 and 2018 are as follows:

	2019	2018
Metropolitan Services Credit Union	$ 37,036	$ 37,690
Community 1st Credit Union Commercial Line of Credit 3	117,361	-
Community 1st Credit Union Commercial SBA Line of Credit 4	350,000	-
Community 1st Credit Union Commercial Line of Credit 5	150,000	-
	$ 654,397	$ 37,690

Subsequent to year end, the Company refinanced and updated several lines of credit with Community 1st Credit Union (See Note 10).

4.   **Long-Term Debt**

Long-term debt consists of the following at December 31, 2019:

	2019	2018
Forgiveable loan payable to Community 1st Credit Union with the Iowa Economic Development Authority (IEDA), forgiven over 60 months if the Company completes and maintains the Project Performance Obligations as specified under the High Quality Jobs Program through IEDA. (See Note 6).	$ 250,000	$ -
Loan payable to Community 1st Credit Union with the Iowa Economic Development Authority (IEDA) bearing interest at 0%, due in monthly installments of $4,167 through August 2024. The Loan is under the High Quality Jobs Program through IEDA and has specific terms and conditions. (See Note 6).	233,333	-
Note payable to Southern Iowa Electric Cooperative (SIEC) bearing interest at 5.25%, due in monthly installments of $1,727 including interest through January 2029. Secured by substantially all assets of the Company; subordinate to the Community 1st Credit Union notes.	148,743	-
Note payable to Chariton Valley Electric Cooperative (CVEC) bearing interest at 5.25%, due in monthly installments of $1,718 including interest through January 2029. Secured by substantially all assets of the Company; subordinate to the Community 1st Credit Union notes.	148,502	-
Note payable to Regional Economic Development Investments, Inc. (REDI) bearing interest at 5.25%, due in monthly installments of $2,848 including interest through December 2023. Secured by substantially all assets of the Company; subordinate to the Community 1st Credit Union notes.	132,196	-
Subtotal	$ 912,774	$ -

4.   **Long-Term Debt (Continued)**

Subtotal Brought Forward	$ 912,774	$ -
Note payable to a bank bearing interest at 1.74% over the Prime Rate, due and payable October 2019. Subsequent to year end the loan maturity date was extended to March 31, 2020 and again to August 31, 2020. Secured by inventory and equipment.	19,550	99,550
Note payable to a bank bearing interest at 2.9%, due in monthly installments of $364 including interest through July 2020. Secured by the related equipment.	2,502	6,731
Subtotal	934,826	106,281
Less: Unamortized Debt Issuance Costs	(48,492)	-
Total Long-Term Debt	886,334	106,281
Less: Current Maturities	(126,274)	(106,281)
Net Long-Term Portion	$ 760,060	$ -

Maturities of the note payable are as follows for the years ending December 31:

Year	Amount
2020	$ 126,274
2021	107,182
2022	160,257
2023	163,498
2024	127,084
Thereafter	250,531
Total	$ 934,826

Debt issuance costs are recorded as a reduction from the face amount of the underlying debt and are amortized to interest expense over the term of the related note payable.

The Company has an irrevocable Commercial letter of credit with a bank with a maximum borrowing of $500,000 dated April 2019 with an automatic one-year extension through April 2024.

5.   **Shareholder Loans**

Several shareholders advanced money to the Company as unsecured demand notes at -0-% interest during the startup years. Portions of these notes were contributed to capital in exchange for common stock under the terms of a subscription agreement. The balance on these notes was $46,184 and $53,184 at December 31, 2019 and 2018, respectively.

6.   **Economic Development Assistance Contract**

The Company has entered into an agreement with the Albia Industrial Development Corporation in Albia, Iowa, working in conjunction with the Iowa Economic Development Authority to provide the Company with a financing package consisting of loans, a portion of which are forgivable, property tax abatement, sales tax refunds, and investment tax credits amounting to total package of approximately $4 million. The agreement was awarded in January 2019 under the High Quality Jobs Program (the Program) which requires creating 157 jobs by the Project Completion Date of January 31, 2022. As of December 31, 2019, the Company has not reached the Project Completion Date. Portions of this contract do not begin until either the Project Completion Date or a new building is complete. The award consisted of the following:

Loan—The Company received a loan for $250,000 at 0% interest over 60 months. (See Note 4)

Forgivable Loan—The Company received a $250,000 loan forgivable over 60 months provided the Company completes and maintains specific project performance obligations, and satisfies terms of the contract. The balance of this loan was $250,000 at December 31, 2019 as the Company has not reached the initial thresholds provided for in the contract. (See Note 4)

Sales and Use Tax Credit—The Company is eligible for a refund of sales, service and use taxes paid to contractors and may apply for refunds under the Iowa Code upon project completion.

Investment Tax Credits—The Company received an estimated tax credit benefit for qualifying expenditures of $214,800 amortized over a five-year period at $35,460 per year beginning in 2019. Any credit in excess of the tax liability for the tax year may be credited to the tax liability for the following seven years until depleted, whichever comes first.

Property Tax Abatement—The Company has an agreement with the City of Albia under the Iowa Economic Development Authority High Quality Jobs Program to create 162 new full-time positions, provide comprehensive health benefits to its employees, and make a capital investment of approximately $3.5 million in exchange for seven years of ad valorem tax exemption.

6.   **Economic Development Assistance Contract (Continued)**

The property tax abatement begins once the building project component of the contract is complete and is scheduled as follows:

	Amount
Year 1	$ 72,265
Year 2	65,039
Year 3	54,199
Year 4	43,359
Year 5	32,519
Year 6	21,680
Year 7	10,839
Total	$ 299,900

7.   **Stock Options**

The Company's Board of Directors has granted nonqualified incentive stock options to key employees, contractors, and advisors throughout its development stage. The options have exercise prices that range from $0.00375 per share to $0.38 per share and had no intrinsic value at the time of issuance as the exercise price was equal to the per-share fair market value of the Company estimated by management and used for stock issuances at the time. Options are generally exercisable as they vest and expire 5-10 years after issuance. Certain options vested immediately while others relate to achievement of milestones in product development or sales.

The Company's Board of Directors has also granted nonstatutory stock options under a stock option plan adopted during the year ended December 31, 2017. This plan authorizes the grant of options to acquire up to 1,000,000 shares of voting common stock and 750,000 shares of non-voting common stock. All options under the plan have an exercise price of $0.025 per share and issued options had no intrinsic value at the time of issuance. Options are generally exercisable as they vest and expire ten years after issuance.

Certain options are exercisable prior to vesting, however if the service provider's services are terminated prior to vesting, any shares of common stock outstanding under the early exercise feature are subject to the Company's option to buy the shares back at the option exercise price.

The fair value of the options granted during the year ended December 31, 2019, were estimated at the grant date using the Black-Scholes pricing model which included a volatility estimate of 40%, an estimated risk-free rate of return of 2.5%, and no intrinsic value as all options were issued at the stock price that was in effect at the date of issuance. The resulting option values ranged from $0.014 to $0.205 per share. Compensation expense of approximately $39,000 was recorded for options that vested during the year ended December 31, 2019.

8. **Warrants**

The Company issued warrants to acquire voting and non-voting common stock in conjunction with bridge loan financing and fee deferral. At December 31, 2019, warrant holders have warrants to acquire 300,000 shares of voting common stock and 658,552 shares of nonvoting common stock at $.38 per share, through the expiration date in 2027 and 2028, respectively. No warrants were exercised in 2019.

9. **Operating Lease Commitments**

The Company currently leases over 13,000 square feet of space in Eden Prairie, MN. The Eden Prairie facility is currently utilized for office space, camper manufacturing, and research and development and has a lease that runs through August 31, 2021 with current monthly rent of $9,282, with increases of 2.5% on an annual basis commencing on September 1 of each year. In addition to rent, the Company is responsible for associated utilities and insurance for the facility. Subsequent to year end, the Company sublet a portion of this space for approximately two-thirds the rent and utilities expense.

The Company leases a facility in Albia, IA. The majority of manufacturing is expected to be moved to this location and the Eden Prairie facility will be utilized for office space, research and development, and limited manufacturing. Rent for the Albia, IA, facility is $4,000 per month. The Company is responsible for paying utilities, insurance, and taxes associated with the Albia facility. The lease term was originally for one year ending November 2019, after which the Company has the option to purchase the facility or continue on a month-to-month basis.

The Company also leases a storage building in Albia, IA as of May 2019. Rent for the storage building is $1,350 per month through February 2020 and the Company is responsible for paying utilities, repairs and maintenance associated with the building.

Future minimum lease commitments are as follows for the years ending December 31:

Year	Amount
2020	$ 115,008
2021	76,104
Total	$ 191,112

10. **Subsequent Events**

Sublease of Eden Prairie Location

In January 2020, the Company entered into a sublease for a large portion of the Eden Prairie office and warehouse space at approximately two-thirds the monthly lease amount and utilities expense. The corresponding expenses on the Company for this space have been significantly reduced with this sublease. The sublease ends August 2021.

10.   Subsequent Events (Continued)

Dealer Deposit

The Company signed a large Dealer contract in July 2020 for a minimum of 300 campers per year and received an initial deposit of $300,000.

Issuance of Common Stock

Subsequent to year end, the Company issued 508,580 shares of common stock with a par value of $0.001 for $.40 per share.

Patents

The Company had one of its pending Canadian utility patents granted in 2020. Additionally, the Company received a favorable office action on one of its pending US utility applications and expects the US utility patent to issue in 2021.

Deferred Interest on Long-Term Debt

Due to the Coronavirus Pandemic, the Company has agreements to defer interest payments on some of its long-term debt.

Paycheck Protection Program

In April 2020, the Company received a Paycheck Protection Program (PPP) loan as established by the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) and administered by the Small Business Administration (SBA) of $156,600. The program provided small businesses with funds to pay up to 8 or 24 weeks of payroll and other costs. The Company expects most if not all of this loan to be forgiven.

Additional Lines of Credit and SBA Export Express Loan

In June 2020, the Company refinanced several of its Community 1st Credit Union lines of credit with new agreements and a $500,000 SBA Export Express loan.

Additional REDI Loan

In January 2021, the Company received a second REDI Loan in the amount of $250,000, to be used for working capital.

10. **Subsequent Events (Continued)**

SBA 504 Loan for Building and Land Purchase

The Company was approved by the SBA for a 20-year debenture in the amount of $1,250,000 to be issued by the Certified Development Company (CDC) and used to partially fund a 504 Loan for the purpose of purchasing and improving real estate in Albia, IA, along with equipment purchases for their manufacturing space. The estimated cost of the project is $2,500,000 with 35% financed by the debenture, 50% by a bank and the remaining 15% funded by the Company.

The Company purchased a 5-acre parcel in Albia in December 2020. The Company has also signed a purchase agreement on the existing rental building and expects to close on the purchase in March 2021.

Chapter 260E Loan and Jobs Training Agreement

The Company entered into an agreement with Indian Hills Community College (IHCC) to provide industrial new jobs training to students. The agreement is pursuant to Chapter 260E, Code of Iowa, as amended (the Act) and is funded by a bond. Costs associated with this agreement may be paid from a new jobs credit from withholding as provided by Section 260E.5 of the Act. The bond is also funded by IHCC tuition, student fees, or special charges as defined by the agreement. The agreement allows the company to be reimbursed for training costs up to approximately $196,000.

Coronavirus Pandemic

In March 2020, the United States of America declared a national emergency related to the coronavirus (COVID-19) pandemic and it is anticipated that the impact of this will continue for some time. Future potential impacts may include disruptions or restrictions on employees' ability to work, decline in demand for recreational vehicles, delays in delivery of materials for production or other pandemic related issues. The immediate impact to the Company's operations was a shutdown of operations in March and April 2020 and delay of materials. The extent of future effects of these issues are unknown.

11. **Prior Period Adjustment**

The financial statements for 2017 were restated to reflect changes to additional paid-in capital and accumulated deficit that were subsequently discovered. These changes were reflected as a prior period adjustment to the opening balances as of January 1, 2018. In addition, other adjustments were made to the ending balances of equity accounts for the years ended December 31, 2019 and 2018, as a result of revisions to issuances of common stock.

11. Prior Period Adjustment (Continued)

These adjustments are summarized as follows:

	Common Stock	Additional Paid-In Capital	Accumulated Deficit
Adjustments to 2017 financial statements	-	(59,034)	(9,848)
Adjustments to 2018 financial statements	126	30,320	-
Adjustments to 2019 financial statements	46	-	-

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Camp365 is pending **StartEngine Approval.**

Camp365

The camper that goes everywhere!


CAMP365

Website | Eden Prairie, MN | TRANSPORTATION | TRAVEL & TOURISM

Camp365 designs and manufactures a new type of compact, towable camper that is allowing more people to enjoy camping and outdoor recreation without changing their everyday lifestyle. Our aerodynamic, ultra-lightweight camper can be towed by almost any car or UTV, while the compact design allows it to be easily stowed in a garage.

$0.00 raised

0 Investors	**$20.7M** Valuation
$0.65 Price per Share	**$237.25** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Growing category in a huge market - Global RV and camper retail revenues totaled approximately $42 billion in revenue in 2019 with a projected CAGR (Compounded Annual Growth Rate) of 7% through 2025, and the greatest growth in lightweight and ultra-lightweight towable products.
- Disruptive product with strong growth - We have seen 9X revenue growth between 2018 & 2020 And just broke ground on a third manufacturing facility
- Impressive IP Portfolio - Our proprietary design has been awarded 10 separate US and Canadian patents with other US & foreign patents pending

"The cabin that goes everywhere."



THE PROBLEM

Most campers are not designed with the customer in mind

The market for towable campers is filled with bulky, heavy cabins that require large, gas-guzzling vehicles to lug them around while traditional "boxy" designs and heavy drag further reduce fuel efficiency and vehicle range. Wide profiles and wheelbases restrict many campers to highway-only access and limited storage options. And outdated designs and materials limit product seasonality and lifespan.





Many traditional towable campers are hard to set up, level, and takedown, or only offer small, uncomfortable sleeping quarters and limited headroom.

While tents provide easy transport and storage, they lack stability and security, and limited material technology restricts their use to flat, open terrain and warm weather-only camping.

THE SOLUTION

Camp365 was designed with the needs of the modern camper at its core



We're disrupting the RV market with an ultra-lightweight camper that expands from a 4' wide by 6' 8" high box into a 96-foot square living space large enough for a family of 6. While most campers require large, gas-guzzling vehicles to tow them around, Camp365 was designed with accessibility in mind. With a base dry weight less than 1,500 pounds (676 kg), all of our campers can be pulled by a vehicle with a standard trailer hitch, including everything from family sedans to electric cars or UTVs. Our patented, aerodynamic, ultra-lightweight design provides industry-leading fuel and battery efficiency for whatever vehicle the owner chooses.

Camper Options	Towable with small vehicle or ATV	Storable in small shed or garage	Insulated & climate control for year round use	Standup headroom over 7 feet	10 minute setup time on uneven terrain	Trail mode for 48" wide roads
RV Travel Trailer			✓			
Pop-Up						
Teardrop	✓	✓			✓	
CAMP365	✓	✓	✓	✓	✓	✓

The above information is based on internal research and management's experience.

Why Camp365?:

- **Store in Your Garage -** Save $1,000s per year
- **Easy Towing -** safely tow with your current vehicle...car, truck, or electric! No need to buy a new tow vehicle
- **Easy Leveling -** No campground? No problem! Set up almost anywhere in just minutes!
- **Built to Las**t - Camp365 is built in the USA with eco-friendly materials designed to not rot or mildew.
- **Lots of Room -** Camp365 can sleep up to 6 adults
- **Patented dual-layer air insulation -** allows owners to camp anywhere in comfort 365 days a year
- **Range of Equipment Options -** integrations from portable stoves, stainless steel sinks, hot showers, refrigerators, and even toilets.
- **Proprietary lift-assist -** Sets up in minutes, anywhere by anyone
- **Solar Ready** - Take your adventure "off the grid"
- **Sprawling Interior -** When opened, 12' by 8' base (3.65m by 2.43m) and a soaring 7' 6" tall (2.28 meters) provides an open, uncramped living space large enough for 6 adults.

  


INTERIOR
CAMP365
Sleep Comfortably
Queen Bed
Twin Bed
Bunk Bed
Camp your way!
Camp365's 80" long folding beds can be configured as twins, a queen, and bunks. The sink and stove disconnect so you can use them inside or outside.
Stove
Sink
Full Kitchen
Marine Toilet
Fridge/Freezer Combo

The Patented adjustable wheelbase can be adjusted between 72 and 48-inch spans (183 cm to 122 cm), making it perfect for accessing off-road trails while still safe at highway speeds. Our easy-to-load Toy Rack attachment allows owners to tote bikes, kayaks, paddleboards, and other outdoor equipment alongside their Camp365. Optional ski attachments mean even snow and ice can be easily traversed. Lightweight materials and patented lift-assist allow Camp365 to be set

up and taken down in just minutes, and a compact closed profile makes it simple to store in one-third of a standard garage stall.



We believe Camp365 will truly set a new standard for campers of the future.


"Noteworthy Intellectual Property"
Single and Dual layer canopy (Patented)
Dual use rear panel and camping table (Patent Pending)
Expandable axle (Patented)
Stabilizing Structure (Patented)
Assisted raising and lowering of platforms (Patent Pending)
Assisted raising and lowering of end walls (Patent Pending)
Folding platforms and end walls (Patented)

THE MARKET

More Than $114B in Annual Camper/RV sales in the United States and Canada

Last year, the US RV market generated more than $114B in total revenue, with more than 78 million American households and 9.1 million Canadian households

participating in some version of camping/RVing each year. As recreational vehicles and campers provide a reliable and private way to travel, it is considered one of the safest recreational activities during the coronavirus pandemic. As more people explore camping and outdoor recreation, we believe the post-lockdown period is likely to witness a continued rise in the number of first-time buyers.

Locally, 88% of RVs sold annually in the US are in the towable segment. 2019 marked the fourth-highest yearly unit sales on record, with RV and camper shipments totaling 410,283 units in the US alone. Of these, approximately 361,000 towable campers were sold, including 275,000 travel trailers.

In spite of two months of shut-down, 2020 saw 384,600 towable camper units sold with that number expected to rise 17.8% to 453,200 in 2021.[1]

[1] Data from RVIA , KOA 2019 Camping Report, and Baird Equity Research, Consumer/Retail published January 25, 2019, November 30, 2020, and Statistica.com 2019



Towable campers shipped in the US



*RV Industry Association, June 2019 Report

Camp365 is carving out new markets in the camper industry. We provide a unique, eco-friendly option that meets the needs of customers who want all-season access to the outdoors, but don't want to have to purchase a dedicated towing vehicle, rent or build storage space, or sacrifice fuel efficiency. With the rapid rise of electric and gas/electric hybrid vehicles, we believe Camp365 is uniquely positioned as one of few options that can be easily towed by EVs, PHEVs, and HEVs without significant loss of vehicle range.

Additional addressable markets include Emergency Preparedness & Response, Government and State Agencies, and Military.


OPS365
Treat patients anywhere from the city to off the grid.
Mobile Clinic
Compact design makes shipping multiple units easy.
Disaster Relief
Sets up in minutes, even in remote locations.
Mobile Command Center

The above is a rendering of future products. The products are still currently under development.

OUR TRACTION

ALREADY ACTIVE IN MARKET. Over 9X revenue growth in the last 2 years!

We sold our first hand-built campers in 2018, seeing ~$90,000 in revenue. Just a year later, we had built a manufacturing plant in Iowa and saw our revenue grow to ~$503,000. Even with a rocky start to 2020, losing 12 weeks of manufacturing time due to the pandemic, we grew to over $850,000 in 2020.

With this recent traction, we've received a structured order from the largest RV dealer in California to deliver ~300 units over the next year - a deal worth approximately $6,000,000 - $7,000,000. We've received 1,440 sales inquiries from around the world via our website and social channels, and see this number grow every day. Due to our continued growth, we have just broken ground on our third location, a 20,000 square foot production facility in Albia, Iowa, USA.

Thanks to our top-tier innovation, we were recognized as a Top RV Debut 2020 by RV Business Magazine award for Top RV Debut 2020 by RV Business and awarded 10 separate US and Canadian patents.













RVBusiness
2020
TOP RV
DEBUT
CAMP365
CAMP365

BBB CSA GROUP NATM ANSI

WHAT WE DO

Camp365 —Made in the USA; Engineered for the World

We believe more and more people are looking for safe inexpensive outdoor activities that allow social distancing and time away from the crowds.

Our focus on design and our features that make the camper feel like home has created a camper experience like none other. Our modular approach and range of interchangeable equipment options make our camper ready for all seasons and camping styles.

In addition to our state-of-the-art specs, we've worked hard to make it one of the most affordable options on the market., With retail price points between $17,995 and $24,995, financing options put ownership payments ranging from $175-$250 a month. Additionally, tow ability, easy storage, and improved fuel economy mean a lower cost of ownership for the average customer. The range and accessibility of Camp365 means customers are not tethered to the requirements and costs of traditional campgrounds.

THE BUSINESS MODEL

We already sell to independent RV Dealers in the US and Canada

We sell the revolutionary Camp365 cabin through a growing network of independent RV dealers across the United States and Canada.

We signed our first dealer in March of 2019 and additional dealers added in California and Colorado in 2020. We exported into Canada in December 2019, signing a dealer with 13 locations across the country.

In 2021, we plan to aggressively grow our dealer base, as well as pursue planned expansions into mobile emergency response and preparedness for government agencies, and other Strategic Partners. Camp365 also plans to expand its direct-to-consumer purchase and digital marketplace options for markets not served by dealers.



Independent RV dealerships

Current Sales Channel



Outdoor retailers

Current Sales Channel



Power sports and ATV dealers

Future/Anticipated Sales Channel

HOW WE ARE DIFFERENT

An RV that goes wherever you do

Many traditional RVs are limited to where they can go, how they can be towed, where they can be stored when not in use, and what they can do.

Not Camp365.

Our camper was designed to remove the barriers that limit more families from enjoying quality time in the great outdoors. Camp365's engineers worked to create the perfect indoors for the outdoors.

After years of testing, we believe we have developed a product that can change the RV market as we know it.



THE VISION

The RV industry will be forever changed

Once consumers get a taste of the adaptability and ease of our RVs, experienced RV'ers and newcomers alike will be hard-pressed to return to the days of bulky, expensive, gas-guzzling tow vehicles and uncomfortable campers.



WHY INVEST

Help reunite with nature

Our camper is built to help people reconnect with nature on their own terms. If you believe that access to nature and a return to our roots is the way forward, you can be a part of the Camp365 revolution.

can be a part of the Camp365 revolution.


CAMP365
The cabin that goes everywhere

OUR TEAM

We couldn't stand the inconvenience of RVs on the market, so we made our own

Our team is a unique mix of engineering geeks and avid outdoor enthusiasts, so we know the problems that millions of people face every year. With the combination of our backgrounds in engineering, product development, design, manufacturing, media, and business development, we believe our team truly has it all.

Meet Our Team







Kevin McGregor

Founder, Director & CEO

A lifelong entrepreneur and the Company's visionary, Kevin founded One Tech Engineering in 1999 to provide professional engineering solutions around the country. Kevin enjoys starting companies, developing their business models, and creating inspiring and productive work environments. A graduate of the University of Wisconsin-Eau Claire with a B.A. in Finance and Economics, Kevin is an avid angler, hunter, backcountry snowmobiler, and barefoot water-skiing competitor.



Cedar Vandergon

Founder & Director

Cedar designs and sources the key technologies and components for the Camp365 product and assists with engineering, design, manufacturing planning, and business strategy. Cedar serves as Waterjet Engineering Manager at Hypertherm in Minneapolis, Minnesota. Cedar studied Mechanical Engineering in 2001 from the University of Minnesota. Cedar's many outdoor interests include deer and pheasant hunting, camping, fishing (ice, shore, and boat), canoeing, biking, kayaking, and skiing.





Robert Graumann

Chief Operations Officer (Consultant)

Robert is an experienced leader known for increasing enterprise value by transforming operations, sales, and company culture. He challenges the status quo to create and execute strategies that build profitable ventures from the ground up and revitalize businesses into more competitive enterprises.

Robert leverages his broad leadership background from both manufacturing and consulting to drive growth and profitability improvement. He has a proven, 25-year track record in delivering market share expansion, operational improvement, and product portfolio innovation.

Robert works 40 hours per week



Ron Leander

Fractional Chief Financial Officer (Consultant)

Ron is a veteran financial leader with a unique mix of large and small business experience. He has spent time in corporate America, working for 3M, Medtronic and Josten's, growing these stellar companies and increasing profitability. The next step in his career was the creation of Leander Limited, a CPA and Business Development firm. Over the past 39 years, the firm has provided accounting and income tax services, primarily to emerging companies. Ron was most recently the CFO of an emerging company where revenues grew by $50,000,000 in four years. Ron graduated from Minnesota State University Moorhead.



Steve Pennaz

Marketing Advisor

Steve is known internationally as a specialist in building enthusiast brands through targeted communications, including social media, web, in-store, television, and print. His credits include the successful launches of more than a dozen national outdoor television series that aired on networks including ESPN, ESPN2, NBC Sports, Outdoor Channel, Fox Sports, Comcast, several digital properties, and an award-winning national magazine. His focus in recent years is content delivery through live social media programs. His client list includes leading brands in the outdoor space including Garmin, Yamaha Marine, Berkley Fishing, Abu Garcia, Ranger Boats, Fish Monkey Gloves, Plano Molding,



Ryan Satre

Business Strategy Advisor

Ryan leads the Company's strategic projects and business development efforts. Ryan is an experienced business development manager specializing in new market development & digital commerce models. Driven by a passion for optimizing business pathways, Ryan has helped blaze trails to new markets for companies including Wells Fargo and 3M. Ryan has a Bachelor of Arts from the University of Minnesota and is a Section4 Certified Business Strategist. When not telling brand stories, Ryan is an avid outdoorsman who loves fishing, hunting, and landscaping projects.



for Camp365.



Ron works 40 hours per week for Camp365.



Monkey Gloves, Piano Molding, and Nissan.





Harry Beckwith
Marketing Advisor

Harry assisted in the development of the Company's name and logo, collaborated in the creation of its website and sales materials, and continues to direct the Company's marketing communications. The Strategic Director of Beckwith Partners, Harry has consulted with 22 Fortune 500 companies worldwide, including Microsoft, Fidelity Investments, Wells Fargo, and Hewlett-Packard. Prior to starting his firm in 1988, Harry was a creative supervisor at Carmichael-Lynch, a firm that Advertising Age has three times honored as America's premier mid-sized agency. His assignments there included Winnebago, Polaris, Ford Trucks, and Harley-Davidson. A 1972 Phi Beta Kappa graduate of Stanford University, Harry is the author of five books on marketing and buyer behavior that have sold over 1.1 million copies in 23 translations. His first book, Selling the Invisible, is featured in The 100 Best Business Books of All Time.





Steve Koehler
Intellectual Property Strategy & Product Development

A patent and trademark attorney with Westman, Champlin & Koehler, a Twin Cities law firm founded in 1993.

Steve prepares, files, and procures domestic and international patents and trademarks for the Company. A former electrical engineer with Xcel Energy, Steve has over 28 years' experience as a patent and trademark specialist representing clients in diverse technology areas, including computer hardware and software, robotic devices and systems, mechanical testing equipment, automotive systems, speech recognition, control systems, and hydraulic devices. Steve received his J.D. from William Mitchell College of Law in 1992 and his B.S. in Electrical Engineering from the University of Minnesota in 1987.

Steve works 5 hours per week for Camp365.





Dale Anderson
Informal Business Advisor

Dale Anderson, Informal Advisor, shareholder. He is a respected and successful leader with a proven ability to drive extreme value (growth, profit, operational efficiencies, innovation) in a variety of business and community settings. He brings significant expertise in organization assessments, strategy, operating models, structure, technology and executive & team development. Over the course of his career, Dale has had the opportunity to serve in a variety of leadership roles including President, CIO, leader, consultant, mentor and board member. Dale has over 15 years of experience in senior IS and general management roles, primarily with large Fortune 500 corporations (Baxter, Best Buy, Siemens, Bell+Howell) – and over 25 years of management and systems integration consulting experience (Arthur Andersen & Co., MCISystemhouse, Pragmatek & Trexin). Co-founded Trexin Consulting in 2005. He is a recognized leader in strategy execution. Dale earned BBA from Univ. Wisconsin Whitewater in Accounting & Computer Science and an Executive MBA from J.L. Kellogg School of Northwestern University. He is active in Christ Lutheran Church, community service, amateur photography and an avid sportsman & outdoorsman.







Mary K. (Kathy) Flaherty
Controller

Kathy came out of retirement to join the Camp365 team in June 2020 and is currently the acting Controller. Kathy brings over 40 years of financial experience from her role as CEO of Metropolitan Services Credit Union in St. Paul, Minnesota. No stranger to demanding work, Kathy finds this new adventure both challenging and rewarding as she watches this exciting company soar to new heights. As an active "Nana" she looks forward to taking family trips with the grandkids, eating smores over an open fire and making beautiful memories while camping in the comfort of the Camp365 cabin.





Doug Ramler
Secretary

Doug Ramler, Secretary. Doug is a partner in the Minneapolis, Minnesota office of the Saul Ewing law firm. He serves as outside general counsel to start-up and emerging technology-based businesses and assists companies in strategic, organization, financing, governance, and contractual matters. He has 30 years of experience representing early-stage, high-growth businesses. Mr. Ramler has a BBA in Finance/Economics from the University of Notre Dame, and a law degree from the UCLA School of Law.

Robert works approximately 4 hours per week for Camp365.





Shawn McGregor
Founder & Operations Coordinator

A passionate entrepreneur, with zest for life, Shawn co-found Camp365 in it's earliest stages and has had a hand in many aspects of the business. As operations coordinator and self-Titled, "Camp Counselor", Shawn has many varied responsibilities, including: Customer-Focused Innovation, Engineering, LEAN Manufacturing, R&D, Streamlining Supply Chain / Purchasing, Sales & Marketing, IT, Assembly and he'll even sweep the floor with a massive smile. Shawn's outdoor interests include exploration, campfire s'mores, wilderness memories with his wife and three kids, cheap beer, and prototyping the future.



Offering Summary

Company :	AWOL Outdoors, Inc d/b/a Camp365
Corporate Address :	7640 Washington Avenue South, Eden Prairie, MN 55344
Offering Minimum :	$9,999.60
Offering Maximum :	$1,069,998.80
Minimum Investment Amount (per investor) :	$237.25

Terms

Offering Type :	Equity
Security Name :	Non-Voting Common Stock
Minimum Number of Shares Offered :	15,384

Maximum Number of Shares

Maximum Number of Shares Offered : 1,646,152

Price per Share : $0.65

Pre-Money Valuation : $20,695,091.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>Company Perks*</u>

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based:

$500 | Backyard Camping

Invest $500 and receive additional 3% Bonus Shares + one raffle entry to win a free Camp365 + a reservation discount of $250 on a New Model Camp365.

$1,000 | Weekend Getaway

Invest $1,000 and receive additional 7% Bonus Shares + two raffle entries to win a free Camp365 + a reservation discount of $500 on a New Model Camp365.

$2,500 | Road Trip

Invest $2,500 and receive additional 10% Bonus Shares + five raffle entries to win a free Camp365 + a reservation discount of $1,250 on a New Model Camp365.

$5,000 | Cross Country Trip

Invest $5,000 and receive additional 15% Bonus Shares + ten raffle entries to win a free Camp365 + a reservation discount of $2,500 on a New Model Camp365.

$10,000 | Camper Life

Invest $10,000 and receive additional 20% Bonus Shares + twenty raffle entries to win a free Camp365 + a reservation discount of $5,000 on a New Model Camp365.

*Reservation discount is only for New Model Camp365 purchases through our distribution dealers or directly from Camp365. The Reservation discount is only valid until 12/31/2021. The discount is paid within 2 weeks of purchase delivery/pick-up of the Camp365 unit and is paid by the manufacturer.

The raffle in the perks above is contingent upon $500K gross capital being raised in this Offering.

All perks occur when the offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

AWOL Outdoors, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of nonvoting common stock at $0.65/ share, you will receive and own 110 shares valued at $65.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

following over $10,000: Vendor payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

MAIN VIDEO

Eight years ago our passion for improving the outdoor experience led us to develop a bold new product. Introducing Camp365 the cabin that goes everywhere. It's lightweight, sleeps six, and has more than 700 cubic feet of living space so you and your family can live the outdoor lifestyle and comfort anywhere. Camp365 looks different because it is different. We took a fresh approach and then tested and retested every design and every component until the final product met our standards. The result is a breakthrough product with patented technology that is already improving the ultra-lightweight camper market. Nothing performs like the Camp365 foldable cabin when closed for storage or traveling. The Camp365 cabin offers a striking aerodynamic design that moves and tows easily total weight under one thousand eight hundred pounds. You can tow the Camp365 cabin with any vehicle outfitted with a class one hitch ... that includes many small cars and most UTV's. With Camp365 there's no need to purchase a big truck or SUV just so your family can camp. Camp365 features a strong aluminum-alloy steel-reinforced frame to handle rough terrain and offers 39 cubic feet of dry lockable storage to make packing easy and the optional wheelbase adjusts down to just four feet line so it stores easily in the back of your garage or even a storage shed. It also means you can take the Camp365 cabin down trails too narrow for other campers the rack system carries canoes or kayaks bikes or paddleboards. And the weatherproof aluminum shell shrugs off weather. There's no canvas, no wood or nylon anywhere in the Camp365 cabin so you and your family will enjoy years of trouble-free use. And with more than 7 feet of headroom, there's more than enough room for any adult to stand inside and for those times the ground isn't perfectly level Camp365 7-point leveling system is easy! Five tinted glass windows with screens let breezes in, keep bugs out and several options including heating air-conditioning and shower and bathroom systems changing area off-road wheel kit comfortable customized beds and more all which allow you and your family to customize your cabin for the places you can set up and take down easy it takes just minutes to go from this to this Camp365 is patent-pending lift assist system makes raising and lowering sides easy car camping is booming as it is such a fun family activity the Camp365 cabin offers more room faster setup and tows easier than other lightweight towable campers on the market including tear drops and you can customize it to meet your family's needs so you can enjoy many years of fun together want to learn more visit Camp365.com or stop by your local Camp365 dealer. Camp365 the Cabin that Goes Everywhere.

END

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
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<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

ARTICLES OF RESTATEMENT

OF

AWOL OUTDOORS, INC.

The undersigned, the Chief Executive Officer of AWOL Outdoors, Inc., a Wisconsin corporation (the "Corporation"), hereby certifies the following on behalf of the Corporation, as required by Wisconsin Statutes, Section 180.1007(4):

1. The name of the Corporation is AWOL Outdoors, Inc.

2. The Articles of Incorporation of the Corporation have been amended and restated in their entirety to supersede and take the place of the Corporation's existing Articles of Incorporation and any amendments thereto, and the Corporation's Articles of Incorporation shall hereafter be as set forth in the attached Exhibit A (the "**Second Amended and Restated Articles of Incorporation**").

3. The Second Amended and Restated Articles of Incorporation of the Corporation set forth in the attached Exhibit A contain an amendment requiring shareholder approval and have been adopted by the board of directors and shareholders of the Corporation on October 31, 2018 in accordance with Wisconsin Statutes Section 180.1003.

Dated: _October 31, 2018

_____
Kevin McGregor
Chief Executive Officer

Drafted by:
Brandon R. Kaster, Esq.
Gray Plant Mooty Mooty & Bennett
80 South 8th Street, Suite 500
Minneapolis, MN 55402



SECOND AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
AWOL OUTDOORS, INC.

The undersigned, being of full age and for the purpose of forming a corporation under Wisconsin Statutes Chapter 180, does hereby adopt the following articles of incorporation:

ARTICLE 1
Name

The name of this corporation shall be AWOL Outdoors, Inc.

ARTICLE 2
Registered Agent and Office

The registered agent of the corporation is Kevin McGregor. The address of this corporation's registered office in this state is 1683 50th Street, Somerset, Wisconsin 54025.

ARTICLE 3
Authorized Capital

The total authorized number of shares of capital stock of this corporation is 40,000,000 shares, of which 5,000,000 shares shall be nonvoting common stock and 35,000,000 shares shall be voting common stock, unless otherwise designated by the board of directors. All shares of the corporation's capital stock shall have a par value of $0.001 per share. The nonvoting common stock shall have rights in all respects equal to the rights of the voting common stock, except that, other than as expressly required by law, holders of the nonvoting common stock will not be entitled to any voting rights regarding any matters put to a vote of the shareholders. The board of directors has the authority to establish more than one class or series of shares and to fix the relative rights and preferences of any such different class or series.

ARTICLE 4
Cumulative Voting Prohibition

Shareholders shall have no rights of cumulative voting for the election of directors.

ARTICLE 5
Preemptive Rights Prohibition

Except as may be provided in a written agreement approved by the board of directors, shareholders shall have no rights, preemptive or otherwise, under Wisconsin Statutes Section 180.0630 (or similar provisions of future law) to acquire any part of any unissued shares of capital stock or other securities of this corporation or any rights to purchase shares or other securities of this corporation before the corporation may offer them to other persons.

ARTICLE 6
Limitation of Director Liability

A director of the corporation shall not be personally liable to the corporation or the shareholders of the corporation for monetary damages for breach of fiduciary duty as a director, except for: (i) liability based on a breach of the duty of loyalty to the corporation or the shareholders; (ii) liability for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) liability based on the payment of an improper dividend or an improper repurchase of the corporation's stock under Wisconsin Statutes Section 180.0833 or on the sale of unregistered securities or securities fraud under Wisconsin Statutes Section 180.0833; or (iv) liability for any transaction from which the director derived an improper personal benefit. If Wisconsin Statutes Chapter 180 hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by Wisconsin Statutes Chapter 180, as amended. Any repeal or modification of this Article by the shareholders of the corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director of the corporation existing at the time of such repeal or modification.

ARTICLE 7
Directors Action by Written Consent

Any action required or permitted to be taken at a meeting of the board of directors may be taken by written action signed, or consented to by authenticated electronic communication, by the number of directors that would be required to take the same action at a meeting at which all directors were present, unless the action is one which requires the approval of the shareholders, in which case such action shall be effective by written action only if signed by, or consented to by authenticated electronic communication, all of the directors then in office.

ARTICLE 8
Shareholders Action by Written Consent

Any action required or permitted to be taken at a meeting of the shareholders may be taken by written action signed, or consented to by authenticated electronic communication, by shareholders having voting power equal to the voting power that would be required to take the same action at a meeting at which all shareholders entitled to vote were present.




For Office

State of Wisconsin

Department of Financial Institutions

Endorsement

RESTATED ARTICLES OF INCORPORATION STOCK FOR-PROFIT CORPORATION - Ch. 180

AWOL OUTDOORS, INC.

Received Date: 11/2/2018　　　　　　　　　　　**Filed Date: 11/5/2018**

Filing Fee:　　$40.00

Expedited Fee: $25.00　　　　　　　　　　Entity ID#: A060977

Total Fee:　　**$65.00**

Increases Authorized Shares
　　From: 30,000,000 shs cs @ $0.001 pv
　　　　　(28,500,000 shs Voting cs)
　　　　　(1,500,000 shs Non-Voting cs)

　　To: 40,000,000 shs cs @ $0.001 pv
　　　　　(35,000,000 shs Voting cs)
　　　　　(5,000,000 shs Non-Voting cs)